Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 02/05/19	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

SEC Mail Processing

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
Miami International Securities Exchange, LLC
7 Roszel Road, Suite 5-A
Princeton, NJ 08540

SEC Mail Processing
FEB 08 2019

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: February 5, 2019

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 5th day of February, 2019.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

19003563

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MIAX Options

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

February 5, 2019

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment No. 2019-1 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2019-1 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit C – Updates to MIAX Emerald, LLC
Exhibit F – Updated Membership Forms
Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit C

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC. [No Change]

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Emerald, LLC, and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated By-Laws dated June 27, 2015 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel
Amy Neiley	Senior Vice President – Trading Operations and Listings
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development

Name	Title
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
Byrum W. Teekell
Christopher L. Whittington
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
Byrum W. Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL TECHNOLOGIES, LLC [No Change]

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel
Rodney Hester	Vice President – Systems Infrastructure
Harish Jayabalan	Vice President – Technical Support and Product Specialist
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC [No Change]

1. *Name*: Miami International Futures Exchange, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Futures Exchange, LLC

The following persons are the officers of Miami International Futures Exchange, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Futures Exchange, LLC

The following persons are the directors of Miami International Futures Exchange, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX GLOBAL, LLC [No Change]

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated June 30, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Limited Liability Company Agreement dated June 30, 2015 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX PEARL, LLC [No Change]

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated February 11, 2016 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated Limited Liability Company Agreement dated December 5, 2016 and By-Laws dated December 5, 2016 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

Name	Title
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
William T. Bergman
Lindsay L. Burbage
Kurt M. Eckert

Leslie Florio
Richard Herr
H. Dale Herring
Lawrence E. Jaffe
Sebastiaan Koeling
Benjamin Londergan
Mark I. Massad
John E. McCormac
Robert D. Prunetti
Cynthia Schwarzkopf

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Richard Herr

Technology Committee
Leslie Florio (Chair)
John E. McCormac
Kurt Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX EMERALD, LLC [Updated]

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald intends to operate a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated January 30, 2018 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated Limited Liability Company Agreement dated December 21, 2018 and By-Laws dated December 21, 2018 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Emerald, LLC</u>

The following persons are the officers of MIAX Emerald, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer

Name	Title
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer & Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Amy Neiley	Senior Vice President – Trading Operations and Listings
Roli Bhotika	Vice President – Head of Business Development
Rodney Hester	Vice President – Systems Infrastructure
Shawn Hughes	Vice President – Project Management
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President – Senior Associate Counsel
Dimitriy Kotov	Assistant Vice President – Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of MIAX Emerald, LLC

The following persons are the directors of MIAX Emerald, LLC:

Name
Thomas P. Gallagher
John Beckelman
Lindsay L. Burbage
Marianne Deane
John DiBacco, Jr.
Leslie Florio
Kimberly M. Guadagno
Joseph M. Kyrillos Jr.

John E. McCormac
Robert D. Prunetti

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F

8

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX EMERALD, LLC
(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **MIAX Emerald, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated February 1, 2018 of the Company (the "Operating Agreement"). Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. **Formation of the Company**. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name.** The name of the Company is "MIAX Emerald, LLC".

Section 3. **Principal Place of Business.** The location of the principal place of business of the Company shall be 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. **Registered Office; Registered Agent.** The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 3422 Old Capitol Trail, Suite 700, Wilmington, DE 19808-6192, County of New Castle or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be Delaware Business Incorporators, Inc., or such other registered agent as the Board of Directors may designate from time to time.

Section 5. **Term.** The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. **LLC Member.** The mailing address of the LLC Member is set forth on Schedule B attached hereto. The LLC Member was admitted to the Company as an LLC Member of the Company upon its execution of a counterpart signature page to the Operating Agreement at which time it acquired 100% of the limited liability company interests of the Company.

Section 7. **Purpose of the Company.** The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. **Powers.** The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. **Management.**

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member. The Directors as of the date of this LLC Agreement are set forth on Schedule C attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors hereby adopt the By-Laws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. **Officers.**

(a) Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer,

Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Advisory Board. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. Additional Contributions. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. Allocation of Profits and Losses. The Company's profits and losses shall be allocated to the LLC Member.

Section 16. Distributions. Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. Books and Records.

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. Reports. The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. Other Business. Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. Exculpation and Indemnification.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. Benefits of LLC Agreement - No Third-Party Rights. None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. Severability of Provisions. Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. **Amendments.**

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as listed on Schedule B attached hereto and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Amended and Restated Limited Liability Company Agreement as of the 21st day of December, 2018.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: [signature]

Thomas P. Gallagher
Chairman

SCHEDULE A

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on January 30, 2018, as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means MIAX Emerald, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Operating Agreement" has the meaning set forth in the preamble to this LLC Agreement.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

SCHEDULE B

LLC Member

Name	Mailing Address	Limited Liability Company Interest
Miami International Holdings, Inc.	7 Roszel Road, 5th Floor Princeton, NJ 08540	100%

SCHEDULE C

Directors as of December 21, 2018

	Name	**Classification**
1.	Thomas P. Gallagher	Industry
2.	Lindsay L. Burbage	Non-Industry/Independent
3.	Marianne Deane	Non-Industry/Independent
4.	Leslie Florio	Non-Industry/Independent
5.	Kimberly M. Guadagno	Non-Industry/Independent
6.	Joseph M. Kyrillos Jr.	Non-Industry/Independent
7.	John E. McCormac	Non-Industry/Independent
8.	Robert D. Prunetti	Non-Industry/Independent

<u>EXHIBIT A</u>

BY-LAWS OF MIAX EMERALD, LLC

[Separate document]

BY-LAWS

OF

MIAX EMERALD, LLC

(a Delaware limited liability company)

These By-Laws have been established as the By-Laws of **MIAX Emerald, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 21, 2018, (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on January 30, 2018, as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means MIAX Emerald, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) "Effective Date" means the date of effectiveness of these By-Laws.

(l) "Exchange" means the national securities exchange operated by the Company.

(m) "Exchange Contract" means a contract that is then listed for trading by the Exchange or that is contemplated by the then current business plan of the Company to be listed for trading by the Exchange within ninety (90) days following such date.

(n) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(o) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(p) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(q) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(r) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(s) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(t) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(u) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(v) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(w) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(x) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article II, Section 2.5 of these By-Laws, or elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative

Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(y) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(z) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(aa) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(bb) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(cc) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(dd) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(ee) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ff) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(gg) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(hh) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(ii) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article II, Section 2.4 or Section 2.5; and

(ii) The number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) The current Board of Directors consists of the Directors elected by the LLC Member and set forth on Schedule C to the LLC Agreement (the "Current Directors"). In addition to the Current Directors, interim Member Representative Directors shall be elected to the Board of Directors pursuant to the provisions set forth in Article II, Section 2.5 below (the "Interim Member Representative Directors"). The Current Directors and the Interim Member Representative Directors (together, the "Interim Directors") shall not be divided into classes as set forth in Section 2.3(b) and shall serve only until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 Interim Directors

(a) The Interim Directors of the Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted. The Interim Member Representative Directors shall be appointed in accordance with the provisions of this Section 2.5.

(b) The Interim Member Representative Directors shall be appointed by the LLC Member by a consent in writing signed by the LLC Member pursuant to the provisions of Article III, Section 3.3 below and in accordance with this Section 2.5 (the "LLC Member Consent"). At least thirty (30) days prior to the date announced as the effective date for the LLC Member Consent (the "Consent Date"), the LLC Member shall report to the Secretary the initial nominees for Interim Member Representative Director positions on the Board that have been approved and submitted by the LLC Member (the "Initial Interim Member Representative Director Nominees"). At least twenty five (25) days prior to the Consent Date the Secretary shall notify the Exchange Member Applicants of those Initial Interim Member Representative Director Nominees (the "Interim Member Representative Director Nominee Notice"). Exchange Member Applicants may identify other candidates ("Interim Member Representative Director Petition Candidates" for purposes of this Section 2.5) for the Interim Member Representative Director positions by delivering to the Secretary, no later than fourteen (14) days after the date of the Interim Member Representative Director Nominee Notice (the "Interim Record Date" for purposes of this Section 2.5), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Member Applicants. An Exchange Member Applicant may endorse as many candidates as there are Interim Member Representative Director positions to be filled. No Exchange Member Applicant, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member Applicant, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded. Exchange Member Applicants means persons and entities who have submitted the Initial Documents for membership in the Exchange, who would meet the qualifications for membership based on the information contained in the Initial Documents. Initial Documents means: either the Exchange Membership Pre-Application Survey or the Exchange Participant Connectivity Request Form.

(c) Each petition for an Interim Member Representative Director Petition Candidate must include a completed questionnaire used to gather information concerning Interim Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member Applicant).

(d) If no valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Initial Interim Member Representative Director Nominees approved and submitted by the LLC Member pursuant to Section 2.5(b) shall be nominated as Interim Member Representative Directors. If one or more valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Secretary shall include such additional nominees, along with the Initial Interim Member Representative Director Nominees, on a list of nominees (the "List of Interim Member Representative Director Candidates"). Upon completion, the List of Interim Member Representative Director Candidates shall be sent by the Secretary to all Exchange Member Applicants that were Exchange Member Applicants on the Interim Record Date by electronic transmission to confirm the nominees for the Interim Member Representative Director positions. The List of Interim Candidates shall be accompanied by a notice regarding the time and date of an election (the "Interim Election Notice") to be held electronically no sooner than five (5) days after the Interim Election Notice is delivered to confirm the Exchange Member Applicants' selections of nominees for Interim Member Representative Directors.

(e) With respect to the election held to determine the final nomination of Interim Member Representative Directors, each Exchange Member Applicant shall have the right to cast one (1) vote for each available Interim Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Interim Candidates and that no Exchange Member Applicant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member Applicant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by electronic transmission as set forth in a notice to the Exchange Member Applicants sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Interim Candidates who receive the most votes shall be selected as the nominees for the Interim Member Representative Director positions to be elected by the LLC Member pursuant to the Consent on the Consent Date.

(f) In the event of a tie vote for two or more Interim Member Representative Director positions, the tie will be broken by lot in a manner determined by the LLC Member.

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The Interim Directors, including the Interim Member Representative Directors, shall be appointed prior to the Company's commencement of operations as an Exchange. The first annual meeting of the LLC Member shall be held within ninety (90) days after the Company's application for registration as a national securities exchange is granted.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board.** The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee.** The Chairman, with the approval of the Board, shall appoint a Compensation Committee consisting of Non-Industry Directors. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance and recommending compensation and personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board's Compensation Committee for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Quality of Markets Committee.

The Chairman, with the approval of the Board, shall appoint a Quality of Markets Committee. The Quality of Markets Committee shall provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency and competitiveness of the information, order handling and execution mechanisms of the Exchange from the perspective of investors, both individual and institutional, retail firms, market making firms, Exchange listed companies and other market participants. The Quality of Markets Committee shall include broad representation of participants in the Exchange, including investors, market makers, integrated retail firms and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members.

Section 4.7 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The Compensation of the Chairman, the Vice Chairman and the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: December 21, 2018

Exhibit F

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Response:

Exhibit F is hereby amended as set forth below.

1. Pre-Application Survey Form (MIAX/PEARL/EMERALD) **[Updated Form Attached]**
2. Member Application (MIAX/PEARL/EMERALD) **[Updated Form Attached]**
3. Amendment to Member Application (MIAX/PEARL/EMERALD) **[Updated Form Attached]**
4. MIAX Market Maker Member Guarantee
5. Clearing Member Give-Up Authorization and Guarantee(MIAX/PEARL/EMERALD) **[Updated Form Attached]**
6. User Agreement (MIAX/PEARL/EMERALD) **[Updated Form Attached]**
7. MIAX Sponsored Access Agreement
8. Statutory Disqualification Notice (MIAX/PEARL/EMERALD) **[Updated Form Attached]**
9. MIAX Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant
10. MIAX Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant
11. Exchange Data Agreement (MIAX/PEARL/EMERALD) **[Updated Form Attached]**
12. Affiliated Companies List – Schedule A to Exchange Data Agreement (MIAX/PEARL/EMERALD) **[Updated Form Attached]**
13. Data Feed Request Form – Schedule B to Exchange Data Agreement (MIAX/PEARL/EMERALD) **[Updated Form Attached]**

14. Service Facilitator List – Schedule C to Exchange Data Agreement (MIAX/PEARL/EMERALD) **[Updated Form Attached]**

15. Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement (MIAX/PEARL/EMERALD) **[Updated Form Attached]**

16. Market Data Policies (MIAX/PEARL/EMERALD) **[Updated Form Attached]**

17. Service Bureau Agreement (MIAX/PEARL/EMERALD) **[Updated Form Attached]**

18. Extranet Connection Agreement (MIAX/PEARL/EMERALD) **[Updated Form Attached]**

19. Extranet Information Form – Schedule A (MIAX/PEARL/EMERALD) **[Updated Form Attached]**

20. MIAX Stock-Tied Give Up Authorization and Guarantee

21. MIAX Stock-Tied Complex Order Authorization

22. Universal Give-Up and Designated Clearing Advisement (MIAX/PEARL/EMERALD) **[Updated Form Attached]**

23. Volume Aggregation Request Form (MIAX/PEARL)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

MIAX MIAX PEARL PERFORMANCE, EXECUTION AND RELIABILITY MIAX Emerald

PRE-APPLICATION SURVEY FORM

Firm Name: ______________________________

Address: ______________________________

City/State/Zip Code: ______________________________

Telephone: ______________________________ CRD #: ______________________________

I. Type of Membership

- ☐ **Miami International Securities Exchange, LLC ("MIAX")**
  - ☐ Primary Lead Market Maker Member
  - ☐ Lead Market Maker Member
  - ☐ Registered Market Maker Member
  - ☐ Electronic Exchange Member
    - ☐ Order Flow
    - ☐ Self-Clearing #(s): ______________
    - ☐ Arrangement with #(s): ______________

- ☐ **MIAX PEARL, LLC ("MIAX PEARL")**
  - ☐ Market Maker Member
  - ☐ Electronic Exchange Member
    - ☐ Order Flow
    - ☐ Self-Clearing #(s): ______________
    - ☐ Arrangement with #(s): ______________

- ☐ **MIAX Emerald, LLC ("MIAX Emerald")**
  - ☐ Primary Lead Market Maker Member
  - ☐ Lead Market Maker Member
  - ☐ Registered Market Maker Member
  - ☐ Electronic Exchange Member
    - ☐ Order Flow
    - ☐ Self-Clearing #(s): ______________
    - ☐ Arrangement with #(s): ______________

II. Organizational Structure

- ☐ Limited Liability Company
- ☐ Partnership
- ☐ Corporation
- ☐ Other: ______________________________

III. Business and Operating Information

Type of trading activities description: ______________________________

Description of market maker, order routing and processing systems: ______________________________

____

Application Contact:

Name:______________________________ Title: ______________________________

Telephone:______________________________ Email: ______________________________

Technical Contact:

Name:______________________________ Title: ______________________________

Telephone:______________________________ Email: ______________________________

Trading Contact:

Name:______________________________ Title: ______________________________

Telephone:______________________________ Email: ______________________________

IV. Miscellaneous Information

- Designated Examining Authority: ______________________________
- Will your firm require connectivity to MIAX? ☐ Yes ☐ No
- Will your firm require connectivity to MIAX PEARL? ☐ Yes ☐ No
- Will your firm require connectivity to MIAX Emerald? ☐ Yes ☐ No
- Will your firm be routing orders to MIAX through another firm? ☐ Yes ☐ No

  Explain: ______________________________

  ____
- Will your firm be routing orders to MIAX PEARL through another firm? ☐ Yes ☐ No

  Explain: ______________________________

  ____
- Will your firm be routing orders to MIAX Emerald through another firm? ☐ Yes ☐ No

  Explain: ______________________________

  ____
- Will your firm be doing a public business? ☐ Yes ☐ No
- Will your firm receive Market Data from MIAX? ☐ Yes ☐ No
- Will your firm receive Market Data from MIAX PEARL? ☐ Yes ☐ No
- Will your firm receive Market Data from MIAX Emerald? ☐ Yes ☐ No
- Is your firm (or an affiliate) publicly traded? SYMBOL:________ EXCH:__________ ☐ No

MIAX MIAX PEARL Performance, Execution and Reliability MIAX Emerald

MEMBER APPLICATION

Firm Name: ______________________________

Application Contact: ______________________________

Title: ______________________________

Telephone: ____________________ **Email:** ____________________

An Applicant for membership on Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) must complete this Member Application form, including Sections I through VII. The completed Membership Application form, including an executed copy of the User Agreement and supplemental materials requested herein, should be sent via email or certified or first class mail to*:

Miami International Securities Exchange, LLC / MIAX PEARL, LLC / MIAX Emerald, LLC
7 Roszel Road
Princeton, NJ 08540
Attention: Member Services
609-897-1479
Membership@MIAXOptions.com

Application fees will be billed electronically post-approval and are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

* *Note*: In accordance with MIAX Rule 200(c)(7), MIAX PEARL Rule 200(d), and/or MIAX Emerald Rule 200(d), Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Securities and Exchange Commission (the "SEC"), pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another Self-Regulatory Organization ("SRO") that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities, as applicable: (i) a Primary Lead Market Maker; (ii) a Lead Market Maker; (iii) a Registered Market Maker; (iv) a Market Maker; or (v) an Electronic Exchange Member.

a) Address:____________________

City/State/Zip Code:____________________

Telephone:____________________ Fax:____________________

b) Is Applicant affiliated with a MIAX Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________

c) Is Applicant affiliated with a MIAX PEARL Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________

d) Is Applicant affiliated with a MIAX Emerald Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________

II. Type of Membership

[Indicate all that apply.]

☐ **MIAX**
- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):________________
  - ☐ Arrangement with #(s):________________

Trading Categories:
- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:________________________

☐ **MIAX PEARL**
- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):________________
  - ☐ Arrangement with #(s):________________

Trading Categories:
- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:________________________

☐ **MIAX Emerald**
- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s):________________
  - ☐ Arrangement with #(s): ________________

Trading Categories:
- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other:________________________

III. Primary Firm Contact(s)
[Attach additional names(s) as needed.]

Registrations Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Billing Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Trading Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in Exchange Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in Exchange Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14 or S9/10:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Chief Compliance Officer:

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Financial & Operations Principal (FINOP Series 27):

Name:______________________________

Title:________________________ ☐ Authorized Signer

Email:______________________________

Telephone:________________ CRD #:________________

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:______________________________ CRD #:______________________________

IV. Regulatory

☐ a) Form BD: *current copy*. SEC # 8-:______________________ Firm CRD: #______________________

☐ b) A list of SROs of which Applicant is a member.

☐ c) Applicant's designated examining authority ("DEA").

☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
- If so, the statement must include all relevant details, including any sanctions imposed.

☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
- If so, the statement must include all relevant details, including any sanctions imposed.

☐ f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.

☐ g) Appropriate registration on Web CRD of duly qualified Registered Option Traders and Authorized Trader(s).

☐ h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.

☐ i) Associated Person registrant(s) [Exchange Rules 202 & 203]

☐ j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). *If applicable, copy of agreement and list of Authorized Traders.*

☐ k) **Procedures:** *current copy*
1) **Exchange trading activities:** Date of applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
2) **Clearing:** For applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
3) **Information Barrier**
4) **Business Continuity Planning**

V. Organizational Structure

- ☐ a) Type of Organization:
  - ☐ Corporation
  - ☐ Limited Liability Company
  - ☐ Partnership
  - ☐ Sole Proprietorship
- ☐ b) State of Organization: ____________________ Federal Tax ID:____________________________________
- ☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.
- ☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.
- ☐ e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

- ☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: OCC, order routing give-up, etc.*)
- ☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

  Please provide:
  - Error Account Information:____
- ☐ c) A brief description of:
  - Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
  - The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
  - If Applicant will be conducting "Other Business Activities", a statement describing such activities.
  - If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.
- ☐ d) Brokers' Blanket Bond: *If applicable, copy of.*
- ☐ e) Sharing of Offices & Wire Connections Arrangements: *If applicable, copy of agreement.*
- ☐ f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Financial Disclosure
[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*
- ☐ b) Applicant's financial Balance Sheet, *current copy.*
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*
- ☐ i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $________________

  Describe: (Attach statement)
- ☐ j) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $________________

  Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $________________

  Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?

  ☐ Yes ☐ No

  If yes, to whom:____________________ Amount: $________________

  Describe: (Attach statement)

VIII. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm:____

a) The Applicant agrees that it will abide by the By-Laws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [MIAX Rules 1000 & 200(f); MIAX PEARL and MIAX Emerald Rules 1000 & 200(g)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore authorizes any SRO, Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its Associated Persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its Associated Persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant certifies that all Associated Persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by an SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant-Firm agrees to notify the Exchange of any substantive change(s) to itself or its association with an affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

______________________________	______________________________
Print Name	Title
______________________________	______________________________
Signature	Date

DEFINITIONS

For purposes of this application, the following terms shall have the following meanings:

1. **Applicant** – the Person applying to become a Member of the Exchange in the capacity of Primary Lead Market Maker (MIAX/MIAX Emerald), Lead Market Maker (MIAX/MIAX Emerald), Registered Market Maker (MIAX/MIAX Emerald), Market Maker (MIAX PEARL) or Electronic Exchange Member (MIAX/MIAX PEARL/MIAX Emerald), or the Member completing this form.

2. **Associated Person** – any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.

3. **Authorized Trader** – a person authorized to submit orders to the Exchange on behalf of Sponsored User. As used in this Agreement, the requirement that a Sponsored User "comply with Exchange Rules" or "act in compliance with Exchange Rules" (or such other similar phrases) shall mean that Sponsored User shall comply with Exchange Rules as if it were an Exchange Member.

4. **Central Registration Depository ("Web CRD®" or "CRD")** – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

5. **Control** – the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

6. **Designated Examining Authority ("DEA")** – the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

7. **Designated Options Examining Authority ("DOEA")** – DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of Associated Persons.

8. **Electronic Exchange Member** – a Member that holds a valid Trading Permit, who is not a Market Maker and is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of participating in trading on the Exchange.

9. **Financial Arrangement** – the direct financing of a Market Maker's dealings upon the Exchange.

10. **Lead Market Maker** – a MIAX or MIAX Emerald Member that holds a valid Trading Permit and is registered with MIAX or MIAX Emerald for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Lead Market Makers.

11. **Market Maker** – a MIAX PEARL Member registered with MIAX PEARL for the purpose of making markets in options contracts traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX PEARL Rules.

12. **Member** – a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the Exchange Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Primary Lead Market Maker" (MIAX/MIAX Emerald); (ii) a "Lead Market Maker" (MIAX/MIAX Emerald), (ii) a "Market Maker" (MIAX PEARL); (iii) a "Registered Market Maker (MIAX/MIAX Emerald)," or (iv) an "Electronic Exchange Member" (MIAX/MIAX PEARL/MIAX Emerald).

13. **MIAX** – Miami International Securities Exchange, LLC.

14. **MIAX Emerald** – MIAX Emerald, LLC.

15. **MIAX PEARL** – MIAX PEARL, LLC.

16. **Person** – a natural person, corporation, partnership, limited liability company, association, joint Securities company, trustee of a trust fund, or any organized group of persons whether incorporated or not.

17. **Primary Lead Market Maker** – a Lead Market Maker appointed by MIAX or MIAX Emerald to act as the Primary Lead Market Maker for the purpose of making markets in securities traded on the Exchange. The Primary Lead Market Maker is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Primary Lead Market Makers.

18. **Registered Market Maker** – a MIAX or MIAX Emerald Member that holds a valid Trading Permit and is registered with MIAX or MIAX Emerald for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX or MIAX Emerald Rules with respect to Registered Market Makers.

19. **Registered Options Trader ("ROT")** – per Exchange Rule 601(b)(1), ROTs and Market Maker Authorized Traders ("MMATs"), respectively, may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or Associated Persons of Members that are registered with the Exchange as Market Makers.

20. **Responsible Person** – an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

21. **Self-Regulatory Organization ("SRO")** – each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

22. **Sponsored User** – a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with an Exchange Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").

3

MIAX MIAX PEARL Performance, Execution and Reliability MIAX Emerald

Amendment to the Member Application

Firm Name: ______________________________

Application Contact: ______________________________

Title: ______________________________

Telephone: ____________________ **Email:** ____________________

A firm applying for a change in membership on Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) must complete this Amendment to Member Application form, including all supplemental materials requested herein.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an amended application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

* *Note*: In accordance with MIAX Rule 200(c)(7), MIAX PEARL Rule 200(d), and/or MIAX Emerald Rule 200(d), every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Securities and Exchange Commission (the "SEC"), pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

* *Each Applicant must also have and maintain membership with another Self-Regulatory Organization ("SRO") that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The Exchange will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

a) Address: ______________________________

City/State/Zip Code: ______________________________

Telephone: ____________________ Fax: ____________________

b) Is Applicant affiliated with a MIAX Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

c) Is Applicant affiliated with a MIAX PEARL Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ______________________________

____

d) Is Applicant affiliated with a MIAX Emerald Member Firm? ☐ Yes ☐ No

If yes, list Member Firm(s): ____________________

____

e) Is Applicant requesting a reinstatement of its MIAX membership? ☐ Yes ☐ No

f) Is Applicant requesting a reinstatement of its MIAX PEARL membership? ☐ Yes ☐ No

g) Is Applicant requesting a reinstatement of its MIAX Emerald membership? ☐ Yes ☐ No

II. Change of Membership Type

[Indicate all that apply.]

☐ **MIAX**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ____________
  - ☐ Arrangement with #(s): ____________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ____________

☐ **MIAX PEARL**

- ☐ Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ____________
  - ☐ Arrangement with #(s): ____________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ____________

☐ **MIAX Emerald**

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Self-Clearing #(s): ____________
  - ☐ Arrangement with #(s): ____________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public
- ☐ Other: ____________

Other [*Please describe (i.e. name or other non-substantive change).]* ____________________

____

____

The undersigned Member Firm affirms that such change as described above shall be made valid as if it was included in the original Application and binds all previously executed agreements with the Exchange to be in force and effect. No other terms or conditions of the original Application shall be negated or changed as a result of this stated change.

AFFIRMATION

There have been no other substantive or material changes to the Application previously filed with the Exchange unless as noted below.

Print Name	Title
Signature	Date

Primary Firm Contact(s)	☐ No material change	☐ As Noted
Regulatory	☐ No material change	☐ As Noted
Organizational Structure	☐ No material change	☐ As Noted
Business and Operating Information	☐ No material change	☐ As Noted
Financial Disclosure	☐ No material change	☐ As Noted

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to the Exchange, please file supplemental documentation as needed.

III. Primary Firm Contact(s)

[Attach additional names(s) as needed.]

Registrations Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Billing Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Please provide the following contact information if not previously provided on Pre-Application Survey Form:

Technical Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Trading Contact:

Name:____

Title:________________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in Exchange Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in Exchange Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

Responsible Person:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:__________________ CRD #:__________________

#1) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14, or S9/10:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:__________________ CRD #:__________________

#2) Registered Supervisor of Authorized Person(s) - Series 4, 24, S-14, or S9/10:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:__________________ CRD #:__________________

Chief Compliance Officer:

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:__________________ CRD #:__________________

Financial & Operations Principal (FINOP Series 27):

Name:______________________________

Title:______________________________ ☐ Authorized Signer

Email:______________________________

Telephone:__________________ CRD #:__________________

AMENDMENT TO MEMBER APPLICATION

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name:____

Title:______________________________ ☐ Authorized Signer

Email:____

Telephone:____________________ CRD #:____________________

IV. Regulatory

☐ a) Form BD: *current copy.* SEC # 8-:________________ Firm CRD: #________________

☐ b) A list of SROs of which Applicant is a member.

☐ c) Applicant's designated examining authority ("DEA").

☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.

- If so, the statement must include all relevant details, including any sanctions imposed.

☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.

- If so, the statement must include all relevant details, including any sanctions imposed.

☐ f) Appropriate registration on Web CRD of individuals on Schedule A of Applicant's Form BD. If Applicant does not have access to Web CRD, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.

☐ g) Appropriate registration on Web CRD of duly qualified Registered Option Traders and Authorized Trader(s).

☐ h) Identify person(s) primarily responsible for supervising trading and/or market making activities, including CRD numbers.

☐ i) Associated Person registrant(s) [Exchange Rules 202 &203]

☐ j) Sponsored User – Identify person or entity that has entered into an arrangement with the Applicant to provide access for order routing to the Exchange(s). *If applicable, copy of agreement and list of Authorized Traders.*

☐ k) **Procedures:** *current copy*

1) **Exchange trading activities:** Date of Applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
2) **Clearing:** For Applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
3) **Information Barrier**
4) **Business Continuity Planning**

V. Organizational Structure

☐ a) Type of Organization:

☐ Corporation ☐ Limited Liability Company
☐ Partnership ☐ Sole Proprietorship

☐ b) State of Organization: ____________________ Federal Tax ID:______________________________________

☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

☐ e) A listing of the office(s) from which Applicant will conduct its Exchange market making activity.

VI. Business and Operating Information

☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange (*Ex.: OCC, order routing give-up, etc.*)

☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

Please provide:

- Error Account Information:____

☐ c) A brief description of:

- Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

☐ d) Brokers' Blanket Bond: *If applicable, copy of.*

☐ e) Sharing of Offices & Wire Connections Arrangements: *If applicable, copy of agreement.*

☐ f) Margin Requirements: Statement as to whether the firm is bound by margin rule of the Chicago Board of Options Exchange or the New York Stock Exchange, if either.

VII. Financial Disclosure

[Attach response statement(s) as needed.]

☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*

☐ b) Applicant's financial Balance Sheet, *current copy.*

☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in **(b)** above.

☐ d) Name, address and contact information for Applicant's independent public accountant.

☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.

☐ f) Financial arrangement(s) disclosing the source and amount of Applicant's capital to support its trading and/or market making activities on the Exchange, and the source of any additional capital that may become necessary.

☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.

☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*

☐ i) Does the organization owe any monies to the Exchange, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?

☐ Yes ☐ No

If yes, to whom:________________________ Amount: $________________

Describe: (Attach statement)

☐ j) Have satisfactory arrangements been made to repay this debt?

☐ Yes ☐ No

If yes, to whom:________________________ Amount: $________________

Describe: (Attach statement)

☐ k) Does the organization owe any monies to any Exchange Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?

☐ Yes ☐ No

If yes, to whom:________________________ Amount: $________________

Describe: (Attach statement)

☐ l) Have satisfactory arrangements been made to repay this debt?

☐ Yes ☐ No

If yes, to whom:________________________ Amount: $________________

Describe: (Attach statement)

5

MIAX MIAX PEARL Performance, Execution and Reliability MIAX Emerald

CLEARING MEMBER GIVE-UP AUTHORIZATION AND GUARANTEE

______________________________ ______________ / ______________

Name of Clearing Member M.P.I.D. Clearing #

☐ MIAX
☐ MIAX PEARL
☐ MIAX Emerald

____

Name of Exchange Member

In accordance with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange", as applicable) Rule 209, the undersigned Clearing Member authorizes the above Exchange Member to give up Clearing Member's OCC# Acronym listed above on the Exchange and Clearing Member advises the Exchange that it guarantees and assumes financial responsibility for all transactions on the Exchange resulting from orders, bids, offers and other messages that are transmitted to the Exchange by such Exchange Member through the above-listed acronym of Clearing Member.

The Clearing Member guarantees and assumes financial responsibility for such transactions on the Exchange even if orders, bids, offers or other messages transmitted to the Exchange by the Exchange Member through the foregoing acronym of Clearing Member (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

This Clearing Member Guarantee shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange's operating system. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

______________________________ ______________________________

Name of Authorized Signatory of Clearing Member Title

______________________________ ______________________________

Signature of Authorized Signatory of Clearing Member Date

______________________________ ______________________________

Name of Authorized Signatory of Exchange Member Title

______________________________ ______________________________

Signature of Authorized Signatory of Exchange Member Date

6

USER AGREEMENT

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald"), Delaware limited liability companies, with principal offices at 7 Roszel Road, Princeton, NJ 08540 (individually or collectively referred to herein as the "Exchange" as applicable), and the User of Exchange Services described below. Currently, a User can be an Exchange Member, a Sponsored User as set forth in Exchange Rule 210, as may be amended or re-numbered from time to time, or such other person or entity as Exchange rules may allow.

1. **Term of the Agreement**. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services**. Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from the Exchange ("Exchange Data") containing information regarding User's open orders, executions and volume on the Exchange (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Amended and Restated Limited Liability Company Agreement, By-Laws, Rules and Procedures of the Exchange, as amended or re-numbered from time to time (collectively, the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance**. Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, the Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its associated persons, employees, customers or agents or, if User is a member of the Exchange, by any person which has entered into a Sponsored Access arrangement with User to use the Exchange (a "Sponsored User"); (iv) it will maintain and keep current a list of all associated persons in accordance with Exchange Rule 203, as may be amended or re-numbered from time to time, all Registered Options Traders as specified in MIAX and Emerald Rule 601, or all Market Maker Authorized Traders as specified in MIAX PEARL Rule 601, as applicable, as the same may be amended or re-numbered from time to time, and any other authorized individuals who may obtain access to the Exchange on behalf of User and/or any Sponsored User(s) and any other authorized individuals who may obtain access to User's Data (as defined below) that is transmitted to or maintained by any third party vendors of the Exchange; and (v) it will familiarize User's authorized individuals with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. **Monitoring**. User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User

acknowledges its responsibility to monitor its associated persons, employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with Exchange Rule 521 (Nullification and Adjustment of Option Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

6. **Sponsored Users.** Notwithstanding the Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored User, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of the Exchange establishing proper relationship(s) and account(s) through which User may trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. **Connectivity.** User is solely responsible for providing and maintaining all necessary electronic communications with the Exchange, including, wiring, computer hardware, software, communication's line access, and networking devices.

8. **Market Data.** User hereby grants to the Exchange and any of its third party vendors a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive, to use and to store information and data that User or User's agent enters into the Exchange (collectively, the "User's Data") for the following purposes: as part of Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use as part of Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data products are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. User further acknowledges and agrees that the Exchange may disclose to and use third party vendors who may receive and store User's Data for billing or other purposes from time to time and that the Exchange cannot guarantee that any third party vendor has adequate safeguards or that any safeguards will provide absolute protection and will not be breached and that, as a result, the User's Data will not be destroyed, lost, altered or disclosed. User hereby agrees to hold harmless the Exchange and any of its affiliates, parent, subsidiaries and their respective officers, directors, employees and agents, from and against any claims arising out of or relating to the destruction, loss, alteration or unauthorized disclosure of User's Data by such third party vendor or by or any other third party, including without limitation, damages, other monetary relief, costs and reasonable fees in connection therewith. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange and any of its third party vendors to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange or any of its third party vendors will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange or any of its third party vendors will not violate any applicable law or regulation.

9. **Restrictions on Use; Security**. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's associated persons, employee, customer, agent or Sponsored User. User accepts full responsibility for its employees', customers', agents' and Sponsored Users' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identify the information as originating from the Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information.**

(a) **Confidentiality**. Both parties acknowledge that: (i) the Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement including in the case of the Exchange any obligations performed through any of its third party vendors. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation:(i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time, the Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as specifically authorized under this Agreement, including but not limited to any disclosure by the Exchange to any of its third party vendors, as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) **Disclosure**. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of the Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) **Unauthorized Use or Disclosure.** The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) **Limitation.** The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. **Obvious and Catastrophic Errors Policy.** User has read and agrees to the terms stipulated in Exchange Rule 521 (Nullification and Adjustment of Options Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

12. **Corporate Names; Proprietary Rights.** The Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. **Fees.** By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in the Exchange Rules, Fee Schedule or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its Fee Schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. **DISCLAIMER OF WARRANTY.** THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR

OTHERWISE FOR ANY THIRD PARTY VENDOR ACTIONS OR OMISSIONS RELATING TO USER'S DATA AND FOR ANY CLAIMS ARISING OUT OF OR RELATING TO THE DESTRUCTION, LOSS, ALTERATION OR UNAUTHORIZED DISCLOSURE OF USER'S DATA BY SUCH THIRD PARTY VENDOR, INCLUDING WITHOUT LIMITATION, DAMAGES, OTHER MONETARY RELIEF, COSTS AND REASONABLE FEES IN CONNECTION THEREWITH, AND FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. **NO LIABILITY FOR TRADES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. **NO CONSEQUENTIAL DAMAGES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, INCLUDING USER'S DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. **Indemnification by User**. User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more

trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or the Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. **Indemnification by Exchange.** The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. **Termination.** The User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to the Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. **Acknowledgement of SRO Obligations.** The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of the Exchange. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. **Assignment.** User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule,

administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration**. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment**. The Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. The Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous**. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(If applicable)

Signature:______________________________

Printed Name:___________________________

Title:__________________________________

Date:__________________________________

MIAX PEARL, LLC
(If applicable)

Signature:______________________________

Printed Name:___________________________

Title:__________________________________

Date:__________________________________

MIAX EMERALD, LLC
(If applicable)

Signature:______________________________

Printed Name:___________________________

Title:__________________________________

Date:__________________________________

USER:______________________________

Signature:______________________________

Printed Name:___________________________

Title:__________________________________

Date:__________________________________

Select type of User: ☐ Exchange Member ☐ Sponsored User

If Sponsored User, name of Sponsoring Member:____

8

MIAX MIAX PEARL Performance, Execution and Reliability MIAX Emerald

STATUTORY DISQUALIFICATION NOTICE

Pursuant to the Securities Exchange Act of 1934, as amended (the "Act") and Miami International Securities Exchange, LLC, MIAX PEARL, LLC, and/or MIAX Emerald, LLC (individually or collectively referred to herein as the "Exchange" as applicable) Rule 204, the Exchange may deny (or may condition) membership or may bar a person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

1. Been expelled, barred or suspended from membership in or being associated with a member of a Self-Regulatory Organization ("SRO");
2. Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
3. Violated any provision of the Act; or
4. Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

Have person(s) associated with the Applicant Broker-Dealer been or may be subject to Statutory Disqualification. ☐ **Yes** ☐ **No**

If yes, please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Name of Authorized Officer, Partner, Managing Member or Sole Proprietor	Title
Signature	Date

11

EXCHANGE DATA AGREEMENT

This Exchange Data Agreement (this "Agreement"), dated ______________________________, is between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald), Delaware limited liability companies with principal offices at 7 Roszel Road, Princeton, NJ 08540, as set forth below (individually or collectively referred to herein as the "Exchange" as applicable), and ______________ ____, a ____ [corporation/limited liability company], with its principal offices at ____ ____("Data Recipient").

1. Definitions.

(a) "Affiliate" of a Data Recipient means any entity that directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. An Affiliate of Data Recipient is entitled to the same rights granted to Data Recipient hereunder including the right to use and distribute the Market Data to other Persons (as defined below) subject to the terms of this Agreement. If this Agreement is applicable to an Affiliate, Data Recipient must submit an Affiliated Companies List (as defined below) and shall assume all responsibility for and will hold harmless and indemnify the Exchange from and against any and all actions or inactions of such Affiliate as if they were the actions of the Data Recipient and shall be jointly and severally liable with such Affiliate.

(b) "Affiliated Companies List" means the form attached hereto as Schedule A.

(c) "Agreement" means this Exchange Data Agreement which also constitutes a distributor agreement between the Exchange and Distributor.

(d) "Control" means, with respect to an Affiliate, the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities (or other ownership interest), by contract, or otherwise.

(e) "Controlled Data Distributor" means a Data Recipient that provides Market Data to a Person and controls the entitlements and display of the information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to the Exchange, such Controlled Data Distributor shall be considered an "**Internal Controlled Data Distributor**".

- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate, such Controlled Data Distributor shall be considered an "**External Controlled Data Distributor**".

(f) "Data Feed(s)" means a transmission of Market Data via the Data Feed(s) checked or indicated as applicable on Schedule B with respect to a Data Recipient.

(g) "Data Recipient" means the Person specified above that receives Market Data (as defined below) (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) from a Person that is an approved Data Feed Distributor.

(h) "Data Feed Distributor" means a Data Recipient that is authorized by the Exchange to retransmit or redistribute Market Data to (i) an officer, employee or an Affiliate of Data Recipient for Internal Use (an "Internal Data Feed Distributor") or (ii) a Person other than an officer, employee or an Affiliate of Data Recipient for External Use (an "External Data Feed Distributor"). Every Data Recipient (other than a Subscriber) is a Distributor for purposes of this Agreement.

(i) "Data Feed Request Form" means the form attached hereto as Schedule B.

(j) "Device" means any computer, workstation or other unit of equipment, fixed or portable, that receives, accesses, processes or displays Market Data in visible, audible or other comprehensible form. A Device is deemed to receive Market Data if the Device is entitled by Data Recipient or a Subscriber to receive the Market Data.

(k) "External Use" means the distribution of Market Data to Persons who are not officers, employees or Affiliates of the Distributor.

(l) "Force Majeure Event" means any flood, extraordinary weather conditions, earthquake or other act of God, fire, war, terrorism, insurrection, riot, labor dispute, accident, action of government, communications or power failures, or equipment or software malfunctions.

(m)"Internal Use" means the use of the Market Data by a Data Recipient or the distribution thereof to officers and employees of Data Recipient and its Affiliates.

(n) "Market Data" means market data and related information of the Exchange provided by the Exchange via the Data Feed(s) as checked or as indicated as applicable on Schedule B with respect to a Data Recipient. With respect to Data Recipient's obligations under this Agreement, Market Data includes information, data and materials that are derived from the foregoing and that convey information to Data Recipient that is substantially equivalent to Market Data.

(o) "Market Data Policies" means the policies with respect to the use, distribution and redistribution of Market Data as the Exchange may adopt and make publicly available from time to time, provided that such policies are not inconsistent with the provisions of this Agreement.

(p) "Person" means any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

(q) "Service Facilitator" means an authorized third party agent to which a Data Recipient has delegated any of its responsibilities, obligations or duties under or in connection with this Agreement and is designated on the Service Facilitator List. Data Recipient must submit one or more Service Facilitation Lists identifying each Service Facilitator. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of this Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

(r) "Service Facilitator List" means the form attached hereto as Schedule C.

(s) "Subscriber" means a natural person, a proprietorship, corporation, partnership, or other entity, or a Device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor for Internal Use. A Subscriber is required to enter into a Subscriber Agreement (as defined below) authorizing such Person to receive and/or access current Market Data from a Controlled Data Distributor for its own use and not for the purpose of retransmitting or redistributing the Market Data to any other Person. Officers, employees and Affiliates of a Data Recipient shall not be deemed Subscribers requiring the execution of a Subscriber Agreement but may be counted for reporting purposes under this Agreement.

(t) "Subscriber Agreement" means the terms and conditions of receipt of Market Data by a Subscriber from a Controlled Data Distributor for Subscriber's own use substantially in the form of the Market Data Subscriber Agreement attached hereto as Schedule D.

2. License to Use Market Data.

(a) Subject to the terms of this Agreement, the Exchange hereby grants to Data Recipient the limited, non-exclusive, worldwide, non-transferable license as applicable, (i) to receive and use the Market Data for Internal Use, including without limitation the right to copy, store, process, commingle, and use the Market Data and the right to create new original works therefrom and (ii) to receive and use the Market Data for External Use, including without limitation the right to redistribute the Market Data in any form by means of any current or future product or service of the Data Recipient, in each case in accordance with the terms of this Agreement, Exchange requirements and the Market Data Policies as available on the Exchange's website and as may be amended from time to time.

(b) Data Recipient will have no rights with respect to Market Data except as provided pursuant to the foregoing license.

3. Proprietary Rights in the Market Data.

(a) Exchange Has Proprietary Rights in the Market Data. Data Recipient acknowledges and agrees that the Exchange has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of the Exchange, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary rights of the Exchange, and that, but for this Agreement, Data Recipient would have no rights or access to such Market Data.

(b) Specific Performance. Data Recipient acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to the Exchange for which money damages would be an inadequate remedy. Accordingly, Data Recipient further acknowledges and agrees that the Exchange shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

4. Receipt of Market Data by Data Recipient.

(a) Terms and Conditions. This Agreement sets forth the terms and conditions upon which Data Recipient may receive and use Market Data. Data Recipient acknowledges that, the Exchange may, in its sole discretion, discontinue disseminating any or all of its own Market Data or change or eliminate its own transmission method, speed or signal characteristics at any time. The Exchange will use commercially reasonable efforts to provide Data Recipient with reasonable advance notice of such discontinuation or changes.

(b) Representations and Warranties by Data Recipient. Data Recipient represents and warrants that (i) it has set forth its internal use or external service requirements in the Data Feed Request Form, (ii) the detailed description of its system for controlling the dissemination of Market Data as described in the Data Feed Request Form is true, complete and not misleading, and (iii) it shall obtain the Exchange's prior written approval in the event that Data Recipient intends to make a material change in its use of the Market Data in any manner which is not described in its Data Feed Request Form and shall pay any applicable fees which result from such changes.

(c) No Prohibited Use by Data Recipient. Data Recipient further acknowledges that, except as expressly described in its Data Feed Request Form, any use of the Market Data by Data Recipient, including without limitation retransmission, redistribution or reprocessing, is expressly prohibited.

(d) User ID and Password. Data Recipient agrees that it shall protect the secrecy of any user ID or password used by or issued to Data Recipient in connection with the receipt of Market Data. Data Recipient acknowledges that (i) the Exchange shall be entitled to treat any order, instruction, or inquiry forwarded to the Exchange using any such Data Recipient user ID or password as having originated from Data Recipient, (ii) Data Recipient shall be financially responsible for any such order or request for Market Data, and (iii) Data Recipient must immediately notify the Exchange if any such Data Recipient user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

5. **Data Recipient Legal Requirements.**

(a) Duty to Provide Appropriate Information. Data Recipient agrees to provide the appropriate information required by the Exchange to any Persons to which it redistributes or transmits Market Data and to ensure that the Market Data is clearly attributed as originating from the Exchange.

(b) Distribution of Market Data by an External Controlled Data Distributor. In the event that the External Controlled Data Distributor intends to use the Market Data for External Use, before Data Recipient redistributes any Market Data to a Subscriber, Data Recipient shall first obtain an executed Subscriber Agreement from an authorized party of such Person. Data Recipient shall be permitted to use its own form of subscriber agreement provided that (i) such subscriber agreement contains terms and conditions of use which are substantially similar to those provided in Schedule D attached hereto and (ii) Data Recipient agrees to provide such form of subscriber agreement to the Exchange at the Exchange's request for its review.

(c) Distribution of Market Data by an External Data Feed Distributor. In the event that a Data Recipient intends to use the Market Data for External Use, before such External Data Feed Distributor redistributes any Market Data to a Person, the External Data Feed Distributor shall first obtain an executed Exchange Data Agreement from an authorized party of such Person and shall cause any such Person to obtain an executed Subscriber Agreement from any Subscriber to which such Person intends to redistribute Market Data upon the same terms and conditions of subscription as set forth in Section 5(b) above.

(d) Distribution of Market Data by an Internal Data Feed Distributor, an Internal Controlled Data Distributor and a Subscriber. Each Internal Data Feed Distributor, each Internal Controlled Data Distributor and each Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other Person, except that each of the foregoing may distribute the Market Data to an employee, officer or Affiliate of such Person for Internal Use in accordance with the terms of this Agreement.

6. **Records and Reporting.** Data Recipient agrees to furnish promptly to any Distributor or to the Exchange any information or reports that may be reasonably required by such Distributor and/or the Exchange in order for Data Recipient to receive the Market Data. Data Recipient agrees to maintain complete and accurate records relating to receipt of Market Data in accordance with the Market Data Policies and with such other Exchange requirements. Data Recipient shall furnish promptly to the Exchange any information or reports that are set forth in the Market Data Policies for the type of use intended by Data Recipient or that may be otherwise required by the Exchange and that are reasonably related to Data Recipient's receipt of Market Data. Data Recipient further agrees to and shall cause its Affiliates to preserve each Subscriber Agreement during the time that Data Recipient or its Affiliates redistribute the Market Data to Subscribers and for at least three (3) years after the date that Data Recipient or Affiliate discontinues distribution of the Market Data to such Subscriber.

7. **Right of Inspection and Audit.** During regular business hours, any Persons designated by the Exchange may have access to Data Recipient's offices or locations in order to observe the use made of the Market Data and to examine and inspect any Devices, attachments or apparatuses, as well as any books and records required to be maintained by Data Recipient hereunder in connection with its receipt and use of Market Data. Data Recipient will make prompt adjustment (including interest thereon at the rate of 1 1/2% per month) to compensate the Exchange that discovers an under-

reported use of the Market Data by Data Recipient. In addition, at the election of the Exchange, Data Recipient will be liable for the reasonable costs of any audit that reveals a discrepancy in the Exchange's favor of five percent (5%) or more of the amount of fees actually due the Exchange. Data Recipient shall maintain the records and books upon which it bases its reporting for Exchange Market Data for three (3) years following the period to which the records relate. In the event that Data Recipient fails to retain such records and books as required above, Data Recipient agrees to pay the Exchange's reasonable estimate of any discrepancy discovered pursuant to any such audit.

8. **Exchange Fees.**

(a) Data Recipient will pay the Exchange for the right to receive Market Data and for any permissible redistribution under this Agreement, in accordance with the then-current fee schedule published by the Exchange from time-to-time (including any and all applicable federal, state or local taxes). The Exchange's fees are subject to modification by the Exchange at any time, without prior notice to Data Recipient. In addition, Data Recipient agrees to pay the Exchange any penalties assessed against Data Recipient by the Exchange.

(b) To the extent permitted by applicable law, Data Recipient acknowledges and agrees that the termination of service to Data Recipient for failure to make payments shall not be considered an improper limitation of access by the Exchange.

9. **Right to Deny Distribution.** The Exchange retains the right to direct Data Recipient to terminate any external transmission or distribution of Market Data for any reason or no reason, in which event the Exchange shall notify Data Recipient in writing that it has terminated the right of any authorized recipient to receive any Market Data and Data Recipient shall cease retransmitting Market Data to such authorized recipient as soon as possible, but in any event no more than five (5) business days of the notice and shall, within ten (10) business days confirm the termination thereof in a written notice by an authorized officer.

10. **Covenants, Representations and Warranties of Data Recipient.** Data Recipient agrees that it will not use or permit any other Person to use Market Data for any illegal purpose. Data Recipient agrees that it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange. Data Recipient agrees that the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and that the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Data Recipient of the provisions hereof or whenever directed to do so by the Exchange.

11. **Requirements of Self-Regulatory Organization; Actions to be Taken in Fulfillment of Statutory Obligations.** Data Recipient acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with: (i) the Exchange Rules; (ii) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (iii) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements, whether promulgated by the United States or any other applicable jurisdiction (including in the area of intellectual property) (collectively, the "Exchange Requirements"); (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Data Recipients, subject to applicable Exchange Requirements. Accordingly, Data Recipient agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Data Recipient of any such condition, modification or termination, and Data Recipient shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any Person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Data Recipient is a Member of the Exchange, then Data Recipient expressly

acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's Exchange membership in accordance with the Exchange Requirements.

12. **Disclaimer**. THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY, COMPLETENESS, TIMELINESS, NONINFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER THE EXCHANGE, NOR ANY PROVIDER OF MARKET DATA TO THE EXCHANGE, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE, MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO DATA RECIPIENT.

13. **Limitations of Liability and Damages**. Data Recipient agrees that: (a) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (b) except for any indemnification obligations of the Exchange as provided herein, neither the Exchange, nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Data Recipient or any other Person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Data Recipient's receipt or use of Market Data, whether or not resulting from negligence on their part, a Force Majeure Event or any other cause beyond their reasonable control.

14. **Term and Termination**. Subject to Data Recipient's strict compliance with the provisions of this Agreement, the provision of Market Data by the Exchange hereunder will continue in force during the term of this Agreement and any renewal term thereof unless either party provides thirty days written notice to the other party of its intent to terminate the Agreement. All Subscriber Agreements shall terminate effective as of the date of any termination of this Agreement and Data Recipient shall give notice of any such termination to all of its Subscribers. In addition, it is understood that the provisions set forth in paragraphs 2, 3, 4, 5, 6, 7, 8, 10, 11, 12, 13, 15 and 17 of this Agreement shall survive the termination of this Agreement.

15. **Indemnification**.

(a) By Data Recipient. Data Recipient will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in furnishing or keeping, any report or record required to be kept by Data Recipient hereunder.

(b) By the Exchange. The Exchange will indemnify, defend and hold Data Recipient and its Affiliates and their respective directors, officers, employees and agents harmless from and against any and all claims against Data Recipient or its Affiliates that the Market Data infringes the intellectual property rights or violates any property right of a third party provided that Data Recipient or its Affiliate (i) provides the Exchange with prompt written notice of such claim, (ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

16. **Notices.** Any notice under this Agreement by the Exchange to Data Recipient may be given via electronic mail to the e-mail address provided by Data Recipient when subscribing to receive Market Data. Any notice under this Agreement by Data Recipient to the Exchange may be given via electronic mail to TradingOperations@MIAXOptions.com.

17. **Miscellaneous**. Any action arising out of this Agreement between the Exchange and Data Recipient shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Data Recipient may not assign all or any part of this Agreement without the prior written consent of the Exchange. The Exchange may assign this Agreement to an affiliate of the Exchange or to a third party that is a successor to the Exchange's business of providing Market Data. Neither the Exchange nor Data Recipient may modify or amend the terms of this Agreement. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Data Recipient's receipt and use of Market Data, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF DATA RECIPIENT; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Data Recipient and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Data Recipient:____

By Authorized Representative:____

Date:______________________________

Exchange Party to the Agreement:

☐ Miami International Securities Exchange, LLC (MIAX Exchange)

☐ MIAX PEARL, LLC (MIAX PEARL Exchange)

☐ MIAX Emerald, LLC (MIAX Emerald Exchange)

12

MIAX MIAX PEARL PERFORMANCE, EXECUTION AND RELIABILITY MIAX Emerald

Exchange Data Agreement
SCHEDULE A - Affiliated Companies List

Check One: ☐ New Affiliate List ☐ Addition to Existing Affiliate List ☐ Deletion from Existing Affiliate List

Date of Request: ____________________

Data Recipient / Data Feed Distributor Contact Information

Company Name: ____________________

Primary Contact: ____________________ Phone: ____________________

Primary Contact Email: ____________________

Affiliated Companies

Affiliated Company Names	Registered Address

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Signature:____________________ Print Name:____________________

Title:____________________ Date:____________________

13

MIAX MIAX PEARL Performance, Execution and Reliability MIAX Emerald

EXCHANGE DATA AGREEMENT
SCHEDULE B - Data Feed Request Form
(submit one per entitlement system)

Check One: ☐ New Service Request ☐ Addition to Existing Service ☐ Deletion from Existing Service

Date of Request:____________________

Data Recipient / Data Feed Distributor Contact Information

Company Name:____

Primary Contact:____________________________ Phone:______________

Primary Contact Email:____

Technical Contact:____________________________ Phone:______________

Technical Contact Email:____

Billing Contact:____________________________ Phone:______________

Billing Contact Email:____

Reporting Contact:____________________________ Phone:______________

Reporting Contact Email:____

Intended Use of MIAX Market Data

Check All Applicable:

☐ Internal Use Within Company and/or Affiliates

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

Intended Use of MIAX PEARL Market Data

Check All Applicable:

☐ Internal Use Within Company and/or Affiliates

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

Intended Use of MIAX Emerald Market Data

Check All Applicable:

- ☐ Internal Use Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (Data Feed Distributor)

MIAX Market Data Requested

- ☐ MIAX Top of Market (ToM)[1]
- ☐ MIAX Complex Top of Market (cToM)
- ☐ Administrative Information Subscriber (AIS)
- ☐ MIAX Order Feed
- ☐ MIAX Product Feed
- ☐ Other:_______________________________

MIAX PEARL Market Data Requested

- ☐ MIAX PEARL Top of Market (ToM)[1]
- ☐ MIAX PEARL Liquidity Feed (PLF)
- ☐ Other:_______________________________

MIAX Emerald Market Data Requested

- ☐ MIAX Emerald ToM (Top of Market)[1]
- ☐ MIAX Emerald cToM (Complex Top of Market)
- ☐ Administrative Information Subscriber (AIS)
- ☐ MIAX Emerald Order Feed
- ☐ Other:_______________________________

[1] Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

Service Description and Entitlement

Internal Usage – Describe Intended Use of Data **External Distribution – Describe Service Provided**	**Entitlement Methodology**

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Signature:________________________ Print Name:________________________

Title:________________________ Date:________________________

14

MIAX MIAX PEARL PERFORMANCE, EXECUTION AND RELIABILITY MIAX Emerald

EXCHANGE DATA AGREEMENT
SCHEDULE C – Service Facilitator List

Check One: ☐ New Facilitator List ☐ Addition to Existing Facilitator List

☐ Deletion from Existing Facilitator List

Date of Request:________________________

Data Recipient / Data Feed Distributor Contact Information

Company Name:____

Primary Contact:________________________________ Phone:________________

Primary Contact Email:____

Service Facilitator Information

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:________________________________ Phone:________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:________________________________ Phone:________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:__________________________ Phone:__________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Facilitator Company Name:____

Facilitator Address:____

Primary Contact:__________________________ Phone:__________________

Primary Contact Email:____

Service Provided: ____

____

☐ Check if Facilitator is Responsible for Reporting Data Feed Usage

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Signature:________________________ Print Name:________________________

Title:________________________ Date:________________________

15

MIAX   MIAX PEARL PERFORMANCE, EXECUTION AND RELIABILITY   MIAX Emerald

EXCHANGE DATA AGREEMENT
SCHEDULE D – Market Data Subscriber Agreement

THE UNDERSIGNED SUBSCRIBER ("SUBSCRIBER") MUST READ AND AGREE BELOW TO THE TERMS AND CONDITIONS OF THIS AGREEMENT IN ORDER TO RECEIVE AND USE THE MARKET DATA MADE AVAILABLE TO IT BY MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), AND/OR MIAX EMERALD, LLC ("MIAX EMERALD") (INDIVIDUALLY OR COLLETIVELY REFERRED TO HEREIN AS THE "EXCHANGE" AS APPLICABLE). NEITHER THE DISTRIBUTOR OF THE MARKET DATA NOR ITS AGENTS MAY MODIFY OR WAIVE ANY TERM OF THIS AGREEMENT AND ANY ATTEMPT TO MODIFY THIS AGREEMENT, EXCEPT BY THE EXCHANGE SHALL RENDER IT NULL AND VOID.

This Market Data Subscriber Agreement ("Agreement") is between Miami International Securities Exchange, LLC, MIAX PEARL, LLC, and/or MIAX Emerald, LLC (individually or collectively referred to herein as the "Exchange" as applicable), Delaware limited liability companies with principal offices at 7 Roszel Road, Princeton, New Jersey 08540, and the undersigned Subscriber. This Agreement shall establish the terms and conditions pursuant to which Subscriber may receive and use the market data and related information of the Exchange (collectively herein the "Market Data") provided to Subscriber by an authorized distributor of such Market Data (herein a "Distributor").

1. **LICENSE.** Upon acceptance of the terms and conditions of this Agreement as indicated below, Subscriber shall have a limited, non-exclusive, worldwide, non-transferable license during the term of this Agreement to receive and use Market Data solely for Subscriber's own personal or internal business purposes, as the case may be, and for no other purposes. Subscriber will have no rights with respect to Market Data except as provided pursuant to the foregoing license. Subscriber is prohibited from selling, distributing, transferring, or otherwise disseminating Market Data to any other person or entity, except that Subscriber may distribute the Market Data to an employee or officer of Subscriber. Any Subscriber receiving the Exchange Market Data – Top of Market ("ToM") – acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

2. **USER ID AND PASSWORD.** Subscriber shall protect the secrecy of any user ID or password used by or issued to Subscriber in connection with the receipt of Market Data. Subscriber acknowledges that (i) the Exchange shall be entitled to treat any order, instruction, or inquiry forwarded to the Exchange using any such Subscriber user ID or password as having originated from Subscriber, (ii) Subscriber shall be financially responsible for any such order or request for Market Data and (iii) Subscriber must immediately notify the Exchange if any such Subscriber user ID or password is lost or stolen or someone has gained unauthorized access to that user ID or password.

3. **FEES.** Subscriber agrees to pay any applicable charges, taxes and other assessments to receive Market Data that is ordered by Subscriber ("Subscriber Fees"). To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of the Distributor's service to Subscriber for failure to make payments shall not be considered an improper limitation of access by the Exchange. The Subscriber acknowledges and agrees that the Subscriber Fees are subject to modification by the Exchange at any time, without prior notice to Subscriber. All Subscriber Fees are non-refundable except as provided herein.

4. **MODIFICATION OR CESSATION OF PROVISION OF MARKET DATA.** Subscriber acknowledges that the Exchange, in its sole discretion, may make modifications to its system or to the Market Data which may require corresponding changes to be made in Distributor's service to Subscriber. Changes or the failure to make changes by Distributor may cease or affect Subscriber's access to or use of the Market Data. The Exchange shall not be responsible for such events. Further, the Exchange may cease or discontinue the provision of Market Data at any time with no requirement of advance notice to Subscriber. In such an event, the Exchange shall refund to Subscriber any prepayments made by Subscriber to the Exchange (or the pro-rata portion thereof, if applicable) for Market Data requested or ordered by Subscriber that will not be provided to Subscriber.

5. **PROPRIETARY RIGHTS.** Subscriber acknowledges and agrees that the Exchange has exclusive and valuable property rights in and to its own Market Data, that such Market Data constitutes valuable proprietary information and/or proprietary rights of the Exchange, some of which may not be within the public domain, that such Market Data shall remain valuable proprietary information and/or proprietary rights of the Exchange, and that, but for this Agreement, Subscriber would have no rights or access to such Market Data. Subscriber acknowledges and agrees that disclosure of any Market Data except as permitted by this Agreement, or any breach or threatened breach of any other covenants or agreements contained herein, would cause irreparable injury to the Exchange for which money damages would be an inadequate remedy. Accordingly, Subscriber further acknowledges and agrees that the Exchange shall be entitled to specific performance and injunctive and other equitable relief from the breach or threatened breach of any provision, requirement or covenant of this Agreement (including, without limitation, any disclosure or threatened disclosure of Market Data which is not within the public domain) in addition to and not in limitation of any other legal or equitable remedies which may be available.

6. **REPORTING.** Subscriber agrees to furnish promptly to Distributor or to the Exchange any information or reports that may be reasonably required by Distributor and/or the Exchange in order for Subscriber to receive the Market Data.

7. **COVENANTS, REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER.** Subscriber agrees that (i) it will not use or permit any other Person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange, nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Data Recipient's strict compliance with the terms of this Agreement and (iv) the Distributor may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof, or whenever directed to do so by the Exchange.

8. **DISCLAIMER.** THE MARKET DATA IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY WITH RESPECT TO ACCURACY, COMPLETENESS, TIMELINESS, NONINFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NEITHER THE EXCHANGE, NOR ANY PROVIDER OF MARKET DATA TO THE EXCHANGE, NOR ANY OF THEIR RESPECTIVE AFFILIATES, NOR THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, CONTRACTORS, AND AGENTS SHALL HAVE ANY LIABILITY OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, FOR ANY DIRECT, INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES OR ANY DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITIES AND WHETHER BASED UPON CONTRACT, TORT, WARRANTY, OR OTHERWISE) FOR ANY INACCURACIES, OMISSIONS, HUMAN OR MACHINE ERRORS, OR OTHER IRREGULARITIES IN THE MARKET DATA OR FOR ANY CESSATION, DISCONTINUANCE, FAILURE, MALFUNCTION, DELAY, SUSPENSION, INTERRUPTION, OR TERMINATION OF, OR WITH RESPECT TO, THE PROVISION OF THE MARKET DATA TO SUBSCRIBER.

9. **INDEMNIFICATION.** Data Recipient will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Data Recipient's failure to furnish or to keep, or Data Recipient's delay in furnishing or keeping, any report or record required to be kept by Data Recipient hereunder.

10. **ASSIGNMENT.** Subscriber may not assign or otherwise transfer this Agreement or any rights hereunder. The Exchange may assign this Agreement to an affiliate of the Exchange or to a third party that is a successor to the Exchange's business of providing Market Data.

11. **NOTICES.** Any notice under this Agreement by the Exchange to Subscriber may be given via electronic mail to the e-mail address provided by Subscriber when subscribing to receive Market Data. Any notice under this Agreement by Subscriber to the Exchange may be given via electronic mail to TradingOperations@MIAXOptions.com.

12. **MISCELLANEOUS.** In the event of breach by Subscriber of its obligations hereunder, the Exchange may bring an action to enforce its terms directly against Subscriber. Any action arising out of this Agreement shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. The failure or delay to enforce any rights under this Agreement shall not constitute a waiver of such rights, any other rights, or any future rights arising

hereunder. All rights and remedies under this Agreement shall be cumulative and none shall exclude or prejudice any other right or remedy available under law or by virtue of the provisions of this Agreement. If any term or provision of this Agreement shall be held invalid or unenforceable, the remainder of this Agreement shall not be affected thereby and each term and provision hereof shall be valid and enforced to the fullest extent permitted by law. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and understandings between the parties with respect to such subject matter. No modification or amendment of this Agreement shall be effective unless it is in writing and signed by a duly authorized representative of each party.

BY TYPING YOUR NAME BELOW, YOU AGREE THAT THE FOLLOWING IS TRUE: (1) YOU REPRESENT THAT YOU HAVE ACTUAL AUTHORITY TO ENTER INTO THIS AGREEMENT ON BEHALF OF SUBSCRIBER; (2) THAT YOU HAVE READ THE TERMS STATED ABOVE; (3) YOU UNDERSTAND THE TERMS STATED ABOVE; (4) A PRINTOUT OF THE TERMS STATED ABOVE WILL CONSTITUTE A "WRITING" UNDER ANY APPLICABLE LAW OR REGULATION; AND (5) YOU AGREE TO ABIDE BY ALL THE TERMS OF THE AGREEMENT STATED ABOVE.

Type name of Subscriber and authorized representative below if you acknowledge and accept the foregoing terms.

Name of Subscriber:____

By Authorized Representative:____

Date:____________________________

Exchange Party to the Agreement:

☐ Miami International Securities Exchange, LLC (MIAX Exchange)

☐ MIAX PEARL, LLC (MIAX PEARL Exchange)

☐ MIAX Emerald, LLC (MIAX Emerald Exchange)

16

Market Data Policies

Under the terms of the Exchange Data Agreement between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) and any person who desires to receive market data or other information of the Exchange (each a "Person") ("Exchange Data Agreement"), any Person receiving Market Data must comply with the following policies and procedures ("Policies"). The Exchange reserves the right to update the Policies from time to time and will communicate any updates via email to the designated market data contacts for any Person. All capitalized terms used herein that are not defined herein are defined in the Exchange Data Agreement.

I. Definitions

Data Feed – A transmission of market or other Exchange information ("Market Data"), as identified within the Data Feed Request form.

Data Recipient – A Person that receives a Data Feed (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) through another Person that is an approved Data Feed Distributor.

Data Feed Distributor – A Data Recipient that (i) retransmits/redistributes a Data Feed to a Party other than an Affiliate, employee or officer of the Data Recipient, and (ii) does not control the entitlements or display of the information to such Party.

Controlled Data Distributor – A Data Recipient that (i) provides Market Data to a Person, and (ii) controls the entitlements of and display of information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor, or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to the Exchange in accordance with the directions below, such Controlled Data Distributor shall be considered an "Internal Controlled Data Distributor".

- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate, such Controlled Data Distributor shall be considered an "External Controlled Data Distributor".

Person – Any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

Subscriber – A natural person, a proprietorship, corporation, partnership, or other entity, or a device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor.

Note: No new Data Recipient may receive any Market Data and/or Data Feeds unless and until the Exchange has approved the specific nature of the Market Data and/or Data Feeds to be provided to such Data Recipient.

II. Data Feed Distributor Requirements

Each Data Recipient that desires to become an authorized Data Feed Distributor of the Exchange must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires the prospective Data Feed Distributor to describe its plan to distribute Data Feeds internally to any Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate or externally to any Person that is not an Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate. The completed Data Feed Request

Form and the Exchange Data Agreement should be emailed to MarketData@MIAXOptions.com for review and processing.

Prospective Data Feed Distributor Documentation

Data Feed Distributors are responsible for either (i) directing each prospective Data Recipient to which it desires to redistribute or retransmit a Data Feed to download required documentation from the Exchange website, or (ii) providing a hard copy of each document indicated below to the prospective Data Recipient and ensuring that such Person completes and executes such documents ***PRIOR TO RECEIPT OF ANY MARKET DATA.***

Required documentation includes the following documents:

- Exchange Data Agreement
- Schedule B - Data Feed Request Form
- Schedule A - Affiliated Companies List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section VII below)
- Schedule C - Service Facilitator List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section VI below)
- Schedule D – Market Data Subscriber Agreement (to be forwarded by Data Recipient to its Subscribers if applicable and completed by each Subscriber according to the instructions set forth in Section III below)

Redistribution Approval Process

Once the documentation described above is completed and executed, the prospective Data Feed Distributor must forward the required documentation to the Exchange for review and approval. The Exchange will review the application and may contact the prospective Data Recipients directly for any additional information that it may need to process and/or approve the request. The review of the application includes, but is not limited to, a review of the intended use of the Market Data.

Upon approval, the Exchange will forward an approval letter via fax or email to both the Data Feed Distributor and Data Recipients. Once the approval letter is received, the Data Feed Distributor is authorized to provide the approved Data Feeds to the Data Recipients.

Note: If a Data Feed Distributor provides Market Data to an unapproved Data Recipient or releases any Data Feeds prior to approval of such Person by the Exchange, the Data Feed Distributor is responsible for paying the Exchange any fees, charges or penalties that are assessable by the Exchange for such Data Recipient's receipt/use during the period of time that the Data Recipient has received/used the Market Data even if such Person is not yet authorized by the Exchange to receive or use such Market Data.

III. CONTROLLED DATA DISTRIBUTOR REQUIREMENTS

Each Controlled Data Feed Distributor must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires each Controlled Data Distributor to identify the desired Data Feed and provide contact information for key Market Data Individuals, a description of the intended internal use and/or external Controlled distribution service being provided and a description of how the Data Feed is entitled. A separate Data Feed Request Form should be submitted for each entitlement system utilized. Each completed Data Feed

Request Form and the Exchange Data Agreement should be emailed to MarketData@MIAXOptions.com for review and processing.

Internal Controlled Data Distributors

Each Internal Controlled Data Distributor ("ICDD") has the right to provide Market Data to employees and officers of the ICDD or to any Affiliate thereof identified on an Affiliate List submitted by the ICDD to the Exchange in accordance with the instructions set forth in Section VII below, and are not required to qualify such persons as Subscribers to the Exchange. ICDDs are **not** subject to the reporting requirements set forth in Section V below.

External Controlled Data Distributors

Each External Controlled Data Distributor ("ECDD") must qualify their prospective external Subscribers before any such Subscriber can be entitled to receive Market Data through one of the two following methods outlined below:

- **Subscriber Agreement**
  Each prospective Subscriber must execute the Schedule D – Market Data Subscriber Agreement.

- **ECDD Agreement**
  Alternatively, an ECDD may utilize its own distribution or subscriber agreement with each Subscriber provided that such ECDD incorporates the following terms within its own written legally enforceable agreement ("ECDD Agreement"):

  - The Exchange shall retain all intellectual property rights in the Market Data provided to Subscriber.

  - Market Data that is provided is subject to all terms and conditions stipulated by the Exchange.

  - Subscriber may be subject to reporting requirements.

  - Subscriber agrees that the Exchange does not make any representations or warranties, express or implied, with respect to the Market Data, or the transmission, timeliness, accuracy or completeness thereof, including, without limitation, any implied warranties or any warranties of merchantability, quality or fitness for a particular purpose, and those arising by statute or otherwise in law or from any course of dealing or usage of trade.

  - Subscriber agrees that (i) it will not use or permit any other person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Subscriber's strict compliance with the terms of the ECDD Agreement, and (iv) the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof.

  - Subscriber agrees to indemnify and hold harmless the Exchange and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with the receipt and/or use of the Market Data, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Subscriber's failure to furnish or to keep, or Subscriber's delay in furnishing or keeping, any report or record required to be kept by Subscriber.

  - Subscriber agrees that: (i) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (ii) neither the Exchange nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Subscriber or any other person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Subscriber's receipt or use of Market Data, whether or not resulting from negligence on their part, a force majeure event or any other cause beyond their reasonable control.

- Automatic termination of the ECDD Agreement in the event of expiration or termination of the Exchange Data Agreement between the Exchange and the ECDD.

- If the agreement does not include the Exchange directly as a party, the Exchange must be an expressly specified third party beneficiary of the ECDD Agreement, and shall thereby be entitled to receive the rights of ECDD and enforce the provisions of the ECDD Agreement against Subscriber; *provided, however*, that (i) no provision of the ECDD Agreement shall impose upon the Exchange any obligations of ECDD set forth therein, and (ii) except as otherwise provided above, the Exchange shall not be entitled to receive those rights of ECDD in respect of which no corresponding right exists under the Exchange Data Agreement, including the right to collect any fees payable directly to ECDD by Subscriber under the ECDD Agreement.

- No terms of any ECDD Agreement shall in any manner conflict with the terms of the Exchange Data Agreement.

- ECDD agrees that it is not an agent of the Exchange and is not authorized to amend any provision of the Exchange Data Agreement between the Exchange and ECDD for the benefit of Subscriber.

Any agreement with a Subscriber, whether it be the Subscriber Agreement or the ECDD Agreement, should be kept by each ECDD for a period of at least three (3) years. The Exchange reserves the right to request a copy of all such agreements at any time during the term of the Exchange Data Agreement between the ECDD and the Exchange.

Controlled Data Distributor Notice and Enforcement

Each Controlled Data Distributor shall:

- enforce each of its employees and officer's compliance with the terms of the Exchange Data Agreement and each of its Subscriber's compliance with the terms of the Subscriber Agreement, as applicable;

- provide the Exchange written notice of any violate on thereof by a Person, immediately upon becoming aware of such violation;

- provide the Exchange notice of termination of any Subscriber Agreement, immediately upon receiving or serving notice of such termination;

- provide the Exchange a true and correct copy of any Exchange Data Agreement or Subscriber Agreement entered into by any of its Data Recipients or Subscribers, as the case may be, promptly upon the Exchange's request therefor;

- provide the Exchange any assistance as the Exchange may reasonably request in enforcing the Exchange's rights under any Exchange Data Agreement with any Data Recipient or its rights under any Subscriber Agreement with any Subscriber as applicable;

- immediately cease providing any Market Data to any Person upon the Exchange's request; and

- provide the Exchange written notice promptly upon becoming aware of any acts or omissions of any Person or other person, in addition to those otherwise required to be reported herein, which Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of the Exchange in any Market Data or threaten the security or operations of any systems or other technology utilized by or on behalf of the Exchange or any Distributor to disseminate any Data Feeds.

IV. FEES

The Exchange Market Data Fee Schedule is available on the Exchange website. Fees may be modified by the Exchange at any time with no advance notice to Data Recipient or to any other Person except as may be provided in any agreement between the Exchange and such Person.

V. REPORTING

Reporting

The Exchange requires all Data Recipients who are either External Controlled Data Distributors or Data Feed Distributors to submit reports, on a monthly basis, providing Person and Market Data details (as described below) for each Person receiving Market Data. Each such report must include the following:

- Data Recipient or Subscriber name, contact information, and billing address
- Mailing address at which Data Recipient receives the Data Feed
- Type of service
- Timing of Data Feed — Real-time or Delayed
- The earliest date upon which a Data Recipient or Subscriber receives any Exchange Market Data (installation date)
- The last date upon which a Data Recipient or Subscriber receives any Exchange Market Data (termination date)

Monthly reporting for the prior month's activity is due on the 15th of the current month (i.e., May 15th is the due date for April reporting) and should be sent via email to MarketDataUsage@MIAXOptions.com.

Please contact MarketData@MIAXOptions.com regarding any questions about reporting requirements.

Audit

In accordance with the terms outlined in the Exchange Data Agreement, each Data Recipient must make available to the Exchange or its appointed agent, for physical inspection and audit, all books and records relating to Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement, and all technology and premises of Data Recipient relevant to its performance of its obligations and exercise of its rights under the Exchange Data Agreement, in order for the Exchange or its appointed agent to verify the accuracy of reports provided by Data Recipient to the Exchange and the compliance by Data Recipient of all terms and conditions of the Exchange Data Agreement, including without limitation the receipt, use, display and distribution of Market Data. This audit must occur during normal business hours and upon reasonable notice to Data Recipient. The Exchange may inspect and audit for compliance by the Data Recipient for a period of three (3) years following the effective date of termination of the Exchange Data Agreement. If the inspection and audit determines there is underreporting, underpayment or other financial non-compliance with the Exchange Data Agreement, then all such amounts owed to the Exchange shall be remitted to the Exchange within thirty (30) days of receipt by Data Recipient of an invoice therefor, which shall be provided following completion of the inspection and audit.

VI. SERVICE FACILITATORS

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Exchange Data Agreement between the Exchange and Data Recipient to an authorized third party agent ("Service Facilitator"), which Service Facilitator may discharge those responsibilities, obligations or duties on behalf of a Data Recipient in accordance with the Exchange Data Agreement. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of the Exchange Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

A Service Facilitator may support one or more functions for a Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. If a Data Recipient uses a Service Facilitator, the Data Recipient must provide a list of any and all Service Facilitators to the Exchange on Schedule C – Service Facilitator List. The completed form should be emailed to MarketData@MIAXOptions.com for review and processing.

Additionally Data Recipient must include in a legally enforceable written agreement between the Data Recipient and each Service Facilitator the following terms:

- The Exchange is protected to the same extent as if the Service Facilitator were a party to the Exchange Data Agreement, including without limitation by permitting the Exchange to audit the Service Facilitator on the same terms as the Exchange is permitted to audit Data Recipient under the Exchange Data Agreement.

- No terms of such agreement conflict with the terms of the Exchange Data Agreement.

- If the Service Facilitator is responsible for distribution of the Market Data on behalf of the Data Recipient, distribution of Market Data to another Data Recipient may occur ***only after*** the Data Recipient is authorized by the Exchange or Data Recipient is qualified through one of the qualification methods outlined above.

- Data Recipient, and not the Service Facilitator, controls all entitlements of Market Data.

Notwithstanding the foregoing, the Service Facilitator must sign an Exchange Data Agreement with the Exchange if the Service Facilitator receives a Data Feed.

VII. DISTRIBUTION TO AFFILIATES

Any Data Recipient that distributes Market Data to an Affiliate of Data Recipient must complete and submit Schedule A - Affiliated Companies List indicating the Affiliates which will be receiving Market Data. An "Affiliate" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate. The completed form should be emailed to MarketData@MIAXOptions.com for review and processing.

VIII. GENERAL USE REQUIREMENTS

Attribution

- Each Data Recipient (including each Data Feed Distributor and each Controlled Data Distributor) must identify the Exchange as the source of any Market Data Feed through use of the Exchange's name on all displays of Market Data.
- If the Market Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Market Data as delayed by stating "Data Delayed 15 Minutes".
- Alternatives for Market Data attribution on displays may be permitted upon the prior written consent of the Exchange if the attribution accurately and unambiguously describes the source of the Market Data. In order to receive approval, the Data Recipient must submit the alternative attributions to the Exchange by emailing the request to MarketData@MIAXOptions.com for review and processing.

Marketing Materials

Each Data Feed Distributor and each Controlled Data Distributor may use the Exchange's corporate name and the names of the Market Data Products/Services in their marketing materials and written sales materials to promote the use of their products or services, provided that such Data Recipient has received specific prior written approval by the Exchange of each such use. In order to receive approval, the Data Recipient must submit the marketing materials to the Exchange by emailing MarketData@MIAXOptions.com for review and approval.

Record Retention

A Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement (collectively, "Records") including without limitation the receipt, use, display and distribution of Market Data. Data Recipients shall cause their Subscribers to also maintain complete and accurate books and records related to the Market Data receipt and/or use by such Subscriber.

17

MIAX MIAX PEARL MIAX Emerald

SERVICE BUREAU AGREEMENT

1. This Service Bureau Agreement (this "Agreement") is between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"):

Service Bureau:____________________ Fed Tax ID:____________

Address:____________________

City, State, Zip:____________________

Phone:____________ Fax:____________

Email: ____________________

Business Contact:____________________ Title:____________

Phone:____________ Fax:____________

Email: ____________________

Billing Contact:____________________ Title:____________

Phone:____________ Fax:____________

Email: ____________________

Technical Contact:____________________ Title:____________

Phone:____________ Fax:____________

Email: ____________________

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its member identifier entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's member identifier, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

SERVICE BUREAU

Signature

Print Name

Title (must be an officer)

Date

MEMBER FIRM

Signature

Print Name

Title (must be an officer)

Date

Member Firm

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC (If applicable)

Signature

Print Name

Title

Date

MIAX PEARL, LLC (If applicable)

Signature

Print Name

Title

Date

MIAX EMERALD, LLC (If applicable)

Signature

Print Name

Title

Date

Additional Information:

EXTRANET CONNECTION AGREEMENT

This Extranet Connection Agreement ("Agreement") is executed and entered into as of the date last signed ("Effective Date") by and between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald"), as identified below, each a Delaware limited liability company with its principal place of business at 7 Roszel Road, Princeton, New Jersey 08540 (individually or collectively the "Exchange"), and the extranet provider, as identified below (the "Extranet").

WHEREAS, the Extranet provides certain network connectivity between and among its customers, some of whom desire information and data ("Information") from the Exchange ("Customers"), and the Extranet desires to provide connectivity to the Exchange to those Customers;

WHEREAS, the Exchange provides certain services to its customers and is willing to provide the Extranet with connectivity to the Exchange as a means to provide connectivity into the Exchange to Customers.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. <u>Provision of Connectivity</u>.

(a) The Exchange shall provide the Extranet with a network connection into the Exchange's network (the "Exchange Network") in order to connect Customers to the Exchange (the "Connection"), as permitted in this Agreement or in the Exchange Requirements. "Exchange Requirements" shall mean (i) the applicable rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) the applicable rules and regulations of the Exchange; (iii) the Exchange's applicable decisions, policies, interpretations, operating procedures, specifications, requirements, and other documentation (including, but not limited to, user guides); and (iv) the successors, as they may exist at the time, of the components of the Exchange Requirements. The Exchange will use commercially reasonable efforts to provide the Extranet with reasonable advance notice of any changes to the Exchange's decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, user guides). The Extranet warrants that it is, will continue to be during the term of this Agreement, and will only use the Connection in compliance with the Agreement and the Exchange Requirements.

(b) The Extranet shall only provide, or cause or permit to be provided, connectivity to the Exchange to a Customer who, at the time of the provision of the connectivity, is of a type qualified (as set forth in the Exchange Requirements) to receive Information from the Exchange. The Extranet agrees that the Exchange may have different qualification requirements for different types of Customers. Upon an inquiry from the Extranet, the Exchange shall undertake reasonable efforts to promptly notify the Extranet whether a potential or actual Customer is eligible to receive Information from the Exchange and the types of Information for which the Customer is eligible. Such inquiries from the Extranet shall only be generated if actual or potential Customer inquiries of the Extranet as to the type of Information for which it is eligible. BY EXECUTING THIS AGREEMENT, THE EXCHANGE DOES NOT GUARANTEE THE PROVISION OF ANY INFORMATION TO THE EXTRANET OR TO ANY CUSTOMERS. THE PROVISION OF SOME INFORMATION DOES NOT SIGNIFY THAT OTHER INFORMATION WILL BE PROVIDED.

(c) The Extranet shall have access to the Exchange Network through the MIAX Express Network Interface ("MENI") in order to provide Customers with access to the Exchange and/or its data feeds. MENI may be accessed to: (1) receive Exchange Data feeds (the "Feeds") and to distribute the Feeds to Customers; and (2) provide Customers with network connectivity services in order to access or receive information from the MENI. A Customer authorized to receive services under (1) and (2) is a Customer of the Extranet that: (x) has entered into an effective and current participant agreement and/or market data recipient agreement with the Exchange; and (y) the Exchange has approved to connect to the

Exchange via connectivity supplied by Extranet or to receive Exchange data transmitted through the Extranet. Any Customer of the Extranet that is not so authorized is referred to herein as an Unauthorized Customer. In order for a Customer to be approved to receive services under (1) or (2), the Extranet must submit a request to the Exchange at TradingOperations@MIAXOptions.com that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, the Extranet may not provide the applicable party with connectivity to the Exchange. In the event the Extranet provides an Unauthorized Customer with access to the Exchange and/or the Feeds ("Unauthorized Access") the Extranet shall be in breach of this Agreement and shall be liable to the Exchange for any payments that should have been made to the Exchange by the Unauthorized Customer for services. The Extranet shall maintain, keep current, and provide to the Exchange monthly (pursuant to Section 4) and upon request, a list of Authorized Extranet Customers to whom the Extranet provides either or both of the services under (1) and (2) above.

2. **Fees.** The Extranet will pay to the Exchange the then effective charges as set forth in the Exchange Requirements (as those charges may be changed from time to time), including interest and late fees and/or penalties (collectively, "Fees"). The Fees are subject to modification by the Exchange at any time, without prior notice to the Extranet.

3. **Use of Connection.**

(a) The Extranet shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Connection and Information. The Extranet shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Connection and the Information from being improperly used or accessed or from being improperly taken. The Extranet shall not provide Customers with access to the Exchange or the Information, without the Exchange's prior written consent. If the Extranet nevertheless does provide such access without the Exchange's prior written consent, the Extranet shall be liable to the Exchange, as set forth in Section 2, for Fees, which would otherwise be due the Exchange from such unauthorized Customers for receipt of goods and services, including, but not limited to, Information from the Exchange. If the Extranet becomes aware of a potential unauthorized use or access by a Customer, the Extranet shall notify the Exchange immediately of such use.

(b) The Extranet acknowledges that it has no rights in or to the Information, except for the right to transmit the Information to the degree permitted under this Agreement and the agreement between the Exchange and a Customer, to the extent such Customer may be qualified to receive Information as set forth in Section 1(b). The Extranet acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation or other rights in information and data gathered from other sources. All Information, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. The Extranet shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange in the Information and the Exchange's networks and system. The Extranet acknowledges and agrees that individuals and entities that provide information, goods and services to the Exchange may have exclusive proprietary rights in their respective information and data. Such information, goods and services shall be included in the definition of Information.

(c) The Extranet agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of the Extranet's network and not otherwise in violation of this Agreement) or alter the Information received through and from the Connection; (ii) not to affect the integrity of the Information; and (iii) not to render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet shall make proper provisions to ensure adequate bandwidth and redundancy throughout its networks to ensure that all Extranet Customers are provided with an adequate level of service so as to not affect the integrity of the Information and not render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet represents that it will not interfere with or adversely affect any of the component parts or processes of the Information, the Connection or the Exchange's systems, or any use thereof by any other authorized individuals or entities, or the distribution or operation of the Information, the Connection or the Exchange's systems.

(d) If any Customer fails to comply with any of the conditions, terms or provisions of this Agreement applicable to Customers, of any agreement between a Customer and the Exchange and/or the Extranet for the access to the Exchange and/or the Information, or any other agreement between a Customer and the Exchange, and Customer has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if a Customer has made any representation in any such agreements which was or has become untrue, then the Extranet shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and to the Information to such Customer and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

4. **Monthly Reporting**. Each month, the Extranet shall provide the Exchange with a report that consists of the names of Customers, the location of each Customer Premises Equipment ("CPE") Configurations for each Customer, as well as the type of service being provided to each Customer (i.e., FIX, ToM feed, AIS feed, ToM retransmission, AIS retransmission, etc.) (a "Report"). Such reporting shall occur within five (5) days of the end of the applicable month. Upon the initiation of services by the Extranet to a Customer or any update to services, the Extranet shall deliver a completed Schedule A to this Agreement.

5. **Customers; Audit.**

(a) During regular business hours, the Exchange may cause the Extranet's (i) records, (ii) reports and payments to the Exchange, and (iii) the Extranet's system and service (and all instruments and apparatus used in connection therewith), to the extent such systems and services relate to the provision of Information to Customers, to be reviewed by the Exchange personnel and/or auditors of the Exchange's choice. The review shall be scheduled upon reasonable notice to the Extranet, depending upon the circumstances and conducted in locations where the Extranet's records are kept or where the Extranet's system is located. In addition to or in lieu thereof, the Extranet shall provide the Exchange promptly with information or materials in response to any request for information. The Extranet shall make available for examination all records, reports, payments, and supporting documentation, and the Extranet's system and service necessary in the judgment of the Exchange audit personnel to reach a conclusion as to the accuracy and completeness of: (i) the Extranet's Reports to the Exchange, (ii) the payments connected therewith, and (iii) compliance with the Agreement and the Exchange Requirements. If the review conducted by the Exchange determines there is underreporting, underpayment or other financial non-compliance, including the provision of Unauthorized Access to an Unauthorized Customer, then, at the Exchange's sole discretion, either the Extranet shall cause the Extranet's auditors (at the Extranet's sole expense) to conduct a review and to determine the magnitude of any adjustments of amounts previously remitted to the Exchange within ninety (90) days after notice from the Exchange, or the Exchange or its auditors shall determine the magnitude of any such adjustments. If such audit or review discloses additional underreported or underpaid amounts or other financial non-compliance, such amounts shall be remitted to the Exchange, together with applicable interest thereon at the rate of 1½ % per month. If the review or response to the Exchange's request for information shows other non-compliance, then the Extranet shall comply with the Exchange's demand for compliance. The Exchange's determination in all cases shall be deemed conclusive. The Exchange agrees that liability pursuant to this subsection for underreporting, or underpaying for shall be limited to unpaid fees by the Extranet as well as unpaid fees for any Unauthorized Access to an Unauthorized Customers, together with interest, for the three (3) years preceding the earlier of the date that the Extranet, the Extranet's auditors or the Exchange first knew that such underreporting or underpayment has occurred, if such underreporting or underpayment is solely the result of a good faith error by the Extranet.

(b) Further, if such underreporting, underpayment or other financial non-compliance is equal to or greater than five percent (5%) of the monthly invoiced amount for any audited or unaudited period referred to herein, the Extranet shall, in addition to remitting the fees and applicable interest due relative to such underreporting, underpayment or other financial non-compliance, reimburse the Exchange, for any audit, legal or administrative costs and expenses incurred to detect and rectify such underreporting, underpayment or other financial non-compliance, *provided*, *however*, that such costs and expenses are incurred in good faith and are not unreasonable given the amount of work necessary to detect and determine the extent of, and the actual amount of, such underreporting, underpayment or other financial non-compliance.

6. Term of Agreement.

(a) The initial term of this Agreement shall commence upon the Effective Date or the date the Connection is provided and, unless the Agreement is otherwise terminated, the term shall continue until this Agreement is terminated by at least thirty (30) days prior written notice by a party hereto given to the other. Notwithstanding the foregoing, this Agreement may be terminated by:

(i) either party for a breach of this Agreement (except as set forth in Section 6(a)(ii) below), upon not less than fifteen (15) days prior written notice to the breaching party, unless, if the breach is capable of being cured, the breach is cured within the notice period;

(ii) either party, if an invoice has not been paid in full within sixty (60) days from the date of such invoice;

(iii) the Exchange, immediately, in the event that the Extranet becomes insolvent; or the Extranet makes an assignment for the benefit of creditors; or the Extranet does not pay its debts as they become due or admits its inability to pay its debts when due; or the Extranet files or has filed against it any petition under any provision of the Bankruptcy Act or an application for a receiver, trustee, or custodian is made by anyone or the Extranet becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition with creditors;

(iv) the Exchange, immediately (with notice where practicable), in the event that the Extranet is not permitted or not able to receive or the Exchange is prevented from disseminating the Information, or any part thereof; or any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by Extranet is, as of the time made or furnished, false or misleading; the Extranet proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to the Exchange for regulatory, commercial or other reasons, made by the Extranet in connection herewith, after the Exchange has notified the Extranet that such proposed action would constitute a default hereunder; the Exchange terminates for cause the Extranet's receipt of any other service or product provided by or on behalf of the Exchange; or the Exchange, in its sole discretion, determines that the Extranet Equipment or the Connection has or is likely to have an adverse impact on the operation or performance of the Exchange's network and system, the Information or market or likely to cause disproportionate harm to the Exchange's interests should termination be delayed; or

(v) the Exchange, upon not less than fifteen (15) days prior written notice, in the event that any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by the Extranet becomes untrue or inaccurate and is not made true or accurate within the notice period.

(b) Upon termination of this Agreement, the Extranet shall cease any and all use of the Connection and the Information. The Extranet acknowledges and agrees that the exercise by the Exchange of the remedies set forth herein for failure of the Extranet to pay all Fees related to the Connection shall not be deemed or considered to be (and, to the extent permitted by applicable law, the Extranet waives any right to represent or assert that any such exercise constitutes) an act or omission or any improper denial or limitation of access to any Information or facility operated by the Exchange. The right of termination set forth herein is in addition to any other remedy at law or in equity, consistent with the Agreement, that is available to the Exchange with respect to a breach by the Extranet and is in addition to anything otherwise set forth herein. In the event of a party's default under this Agreement, the non-defaulting party shall have all rights available at law or equity, including the right of set-off. In no event shall termination by either party relieve the other party of obligations already incurred.

7. **Changes to Service**. The Extranet acknowledges and agrees that nothing in this Agreement constitutes an undertaking by the Exchange: (a) to continue the Connection, or any aspect of it, in the present form or configuration or under the current specifications or requirements; or (b) to continue to use existing communications facilities. The Exchange, in its sole discretion, may from time to time make additions to, deletions from or modifications: (i) to the Connection; (ii) to the specifications and requirements; and (iii) to the communications facilities. The Exchange shall undertake reasonable efforts to notify the Extranet of any change to the Connection (other than a minor change) prior to any such change, unless a malfunction in the Exchange's systems or network necessitates modifications on an accelerated basis or an emergency situation precludes such advance notice. Use of the Connection after any change shall constitute acceptance of the Connection, as changed. Under no circumstances shall the Exchange delay the implementation any such changes due to delays by the Extranet in implementing related changes in the Extranet's systems or networks or in the systems or networks of Customers.

8. **Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations**. Extranet acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with the Exchange Requirements; (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Extranets, subject to applicable Exchange Requirements. Accordingly, Extranet agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Extranet of any such condition, modification or termination, and Extranet shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Extranet is a Member of the Exchange, then Extranet expressly acknowledges and agrees that (x) this Agreement does not limit or reduce in any way Extranet's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Extranet's Exchange membership in accordance with the Exchange Requirements.

9. **Force Majeure**. Other than with respect to failure to make payments due, neither party shall be liable under this Agreement for delays, failures to perform, damages, losses or destruction, or malfunction of any equipment, or any consequences thereof, caused or occasioned by, or due to fire, earthquake, flood, water, the elements, labor disputes or shortages, utility curtailments, power failures, explosions, civil disturbances, government actions, shortages of equipment or supplies, unavailability of transportation, acts or omissions of third parties, or any other cause beyond its reasonable control.

10. **Confidentiality**.

(a) The Extranet acknowledges that the Information, the Exchange systems and networks, the Exchange's equipment and any parts thereof, and other information, both oral and written, that helps meet a regulatory purpose or business need that the Extranet's employees, officers, directors, independent consultants, (sub)contractors, and other agents (collectively, "Extranet Personnel") are provided by or through the Exchange pursuant to this Agreement are trade secrets, proprietary and unique to the Exchange ("Exchange Confidential Information"), and that copyright and patent rights of the Exchange may also exist. The Extranet, on behalf of itself and the Extranet Personnel agrees to keep confidential such Exchange Confidential Information. The Extranet further agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Exchange Confidential

Information, and shall not disclose the same to any other third party. Upon termination of this Agreement the Extranet shall destroy or return Exchange Confidential Information to the Exchange in any tangible form whatsoever and all copies thereof.

(b) Except to the extent otherwise set forth in this Agreement, the Exchange shall keep confidential the Extranet's audited records, reports and payments and the audit findings ("Extranet Confidential Information"). The Exchange agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Extranet Confidential Information.

(c) Each party shall exercise the same degree of care in the protection of the confidential information as the receiving party exercises with respect to its own proprietary property and trade secrets, but in no event shall it be less than a reasonable degree of care given the nature of the confidential information. The Exchange or the Extranet may disclose confidential information: (i) to the extent demanded by a court; (ii) to the extent revealed to a government agency with regulatory jurisdiction over the Exchange or over the Extranet; (iii) in the course of fulfilling any of the Exchange's regulatory responsibilities, including responsibilities over members and associated persons under the Act; or (iv) to their and the Exchange's employees, directors, independent contractors, (sub)contracts, and other agents solely for uses consistent with the purposes of this Agreement. Notwithstanding anything otherwise set forth in this Agreement, nothing herein shall prevent the Exchange (i) from using the audit findings without restriction to the extent the findings are used in the aggregate with other information and such aggregation does not specifically identify the Extranet; or (ii) from disclosing without restriction the Extranet Confidential Information to the Exchange's telecommunications network provider/operator on a need to know basis. The duties in this section do not apply to data, information or techniques: (1) that is lawfully within a party's possession prior to the date of the Agreement and not under a duty of non-disclosure; (2) that is voluntarily disclosed to a party by a third-party so long as a party does not know that the third-party has breached any obligation not to reveal such data, information or techniques; (3) information that is developed by a party independently of the disclosure; or (4) is generally known or revealed to the public.

11. <u>No Lease</u>. This Agreement is a services agreement and is not intended to and will not constitute a lease of or tenancy or other interest in any Exchange premises, Exchange equipment, CPE, or any other real or personal property.

12. <u>Limitation of Liability</u>.

(a) Except as may be otherwise specifically set forth herein, the Extranet and the Exchange agree that the Exchange Parties (as defined below) shall not be liable to the Extranet or to any third party for any loss of profits (anticipated or otherwise), loss of use, trading loss, loss by reason of shutdown in operation or for increased expenses of operation, or any other damages suffered, or cost and expenses incurred by the Extranet or any third party, of any nature, or from any cause whatsoever, whether direct, indirect, special, punitive, incidental, or consequential, arising out of the furnishing, performance, maintenance, or use of; or inability to use, the Information, Connection and any other services and materials furnished by or on behalf of the Exchange or the Exchange's service providers, notwithstanding that the Exchange has been advised of the possibility that damages may or will arise.

(b) THE CONNECTION, THE OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE ARE PROVIDED "AS IS", WITHOUT WARRANTIES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE CONNECTION, AND ANY OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE IS WITH THE EXTRANET. THE EXCHANGE MAKES NO REPRESENTATION OR WARRANTY THAT THE CONNECTION AND OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE WILL MEET THE EXTRANET'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION OR FAILURE, AND THE EXCHANGE EXPRESSLY DISCLAIMS ALL WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY (INCLUDING WHITEOUT LIMITATION, USE, TIMELINESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM INTERRUPTION, AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE).

(c) The Extranet and the Exchange understand and agree that the pricing for the Connection reasonably reflects the allocation of risk and limitation of liability set forth in this Agreement

(d) In no event shall any claim, dispute, controversy or other matter in question be made against the Exchange by the Extranet or any individual or entity claiming by or through the Extranet later than one year after the claim, dispute, controversy, and other matter in question has arisen.

13. **Indemnification**.

(a) Extranet will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Extranet's failure to furnish or to keep, or Extranet's delay in furnishing or keeping, any report or record required to be kept by Extranet hereunder.

(b) The Exchange will indemnify, defend and hold Extranet and its directors, officers, employees and agents harmless from and against any and all claims against Extranet that the Connection and any other services and materials furnished by or on behalf of the Exchange infringes the intellectual property rights or violates any property right of a third party provided that Extranet (i) provides the Exchange with prompt written notice of such claim, (ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

14. **Notices.** All notices and other communications (except for invoices) required hereunder to be in writing shall be deemed to have been duly given, (i) upon actual receipt (or date of first refusal), if and when delivered by hand, or (ii) upon constructive receipt, as of the date of receipt (or date of first refusal), when sent by overnight carrier, returned receipt requested, to the address of the Extranet or the Exchange as applicable, as set forth below, or, for the Extranet, to such other person or address as the Extranet shall furnish, or (iii) upon posting the notice or communication on www.MIAXOptions.com or a successor site.

All communications required to be given in writing under this Agreement shall be directed to:

*(a) If to **Extranet***

Name:______________________________

Title:______________________________

Address:____________________________

____

____

Telephone:__________________________

Fax:_______________________________

Email:______________________________

*(b) If to the **Exchange**:*

Miami International Securities Exchange, LLC
MIAX PEARL, LLC and/or
MIAX Emerald, LLC
7 Roszel Road
Princeton, New Jersey 08540
Phone: 609-897-7302
Fax: 609-897-2201
Attn: John Cunningham, Member Services
Email: jcunningham@MIAXOptions.com;
TradingOperations@MIAXOptions.com

If an email address is provided, the Exchange may, in lieu of the above, give notice to or communicate with the Extranet by email addressed to the persons identified above or to such other email address or persons as Extranet shall hereafter specifies. By providing an email address, the Extranet agrees that any receipt received by the Exchange from the Extranet's service provider or internet computer server indicating that the email was received shall be deemed proof that the Extranet received the message. If the Extranet's recipient cannot see or printout all or any portion of the messages or notices, the Extranet must contact the Exchange at (609) 897-7302.

15. **Governing Law**. Any action arising out of this Agreement between the Exchange and Extranet shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Extranet may not assign all or any part of this Agreement without the prior written consent of the Exchange. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Extranet's receipt and use of Information, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

16. **Survival**. Section 2 (Fees), Section 3 (Use of Connection), Section 4 (Monthly Reporting), Section 5 (Customers; Audit), Section 6 (Term of Agreement), Section 10 (Confidentiality), Section 12 (Limitation of Liability), Section 13 (Indemnification), any warranties and any other provisions which by their nature are intended to survive shall survive.

17. **Counterparts**. This Agreement may be executed in one or more counterparts, which shall each be considered an original, but all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

EXTRANET

By:______________________________

____
Name

____
Title (must be officer)

____
Name of Firm

____
Date

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

By:______________________________

____
Name

____
Title

____
Date

MIAX PEARL, LLC

By:______________________________

____
Name

____
Title

____
Date

MIAX EMERALD, LLC

By:______________________________

____
Name

____
Title

____
Date

19

MIAX™ MIAX PEARL™ PERFORMANCE, EXECUTION AND RELIABILITY MIAX Emerald™

EXTRANET CONNECTION AGREEMENT
SCHEDULE A – Extranet Information Form
(submit one per Customer)

MIAX: ☐ New Service Request ☐ Addition/Deletion to Existing Service

MIAX PEARL: ☐ New Service Request ☐ Addition/Deletion to Existing Service

MIAX Emerald: ☐ New Service Request ☐ Addition/Deletion to Existing Service

Date of Request:____________________

Extranet Contact Information

Company Name:____________________

Primary Contact:____________________ Phone: __________

Primary Contact Email:____________________

Technical Contact:____________________ Phone:__________

Technical Contact Email:____________________

Billing Contact:____________________ Phone:__________

Billing Contact Email:____________________

Compliance Contact:____________________ Phone:__________

Compliance Contact Email:____________________

Extranet Customer Contact Information

Company Name:____________________

Primary Contact:____________________ Phone: __________

Primary Contact Email:____________________

Technical Contact:____________________ Phone:__________

Technical Contact Email:____________________

Reporting Contact:____________________ Phone:__________

Reporting Contact Email:____________________

Service Description

Certification by Extranet

This Schedule A is made between the Exchange and the Extranet and is governed by the Extranet Connection Agreement entered into by the Exchange and the Extranet, as well as the connectivity and other access services standard terms & conditions, as applicable from time to time and available at the following webpage: www.MIAXOptions.com.

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Extranet Connection Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively the "Exchange").

Signature:______________________________ Print Name:______________________________

Title:______________________________ Date:______________________________

Email:______________________________ Phone:______________________________

MIAX MIAX PEARL Performance, Execution and Reliability MIAX Emerald

UNIVERSAL GIVE-UP & DESIGNATED CLEARING ADVISEMENT

Date:______________________

Member Firm Name:______________________ Firm CRD #:______________________

Contact Name:______________________ Title:______________________

Telephone:______________________ Email:______________________

The above-referenced member firm requests Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX PEARL") and/or MIAX Emerald, LLC ("MIAX Emerald") to activate or terminate give-ups for the following Options Clearing Corporation ("OCC") clearing firm(s).

Exchange: ☐ MIAX ☐ MIAX PEARL ☐ MIAX Emerald
OCC Clearing Firm Name:______________________ OCC #:______________________
☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX PEARL ☐ MIAX Emerald
OCC Clearing Firm Name:______________________ OCC #:______________________
☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX PEARL ☐ MIAX Emerald
OCC Clearing Firm Name:______________________ OCC #:______________________
☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX PEARL ☐ MIAX Emerald
OCC Clearing Firm Name:______________________ OCC #:______________________
☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX PEARL ☐ MIAX Emerald
OCC Clearing Firm Name:______________________ OCC #:______________________
☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX PEARL ☐ MIAX Emerald
OCC Clearing Firm Name:______________________ OCC #:______________________
☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX PEARL ☐ MIAX Emerald
OCC Clearing Firm Name:______________________ OCC #:______________________
☐ Activate Give-Up ☐ Terminate Give-Up

Exhibit M

EXHIBIT M

<u>Exhibit Request</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

<u>Response</u>:

Attached is a list of the members of the Exchange as of January 28, 2019, including the information set forth in items 1-6 above.

MIAX Options® MEMBER FIRMS

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604

Approval Date: 3/7/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (312) 604-8000 International Tele #:

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604

Approval Date: 4/17/2017
MIAX Options Membership Activities:
REGULAR MARKET MAKER

Tele #: (312) 994-4640 International Tele #:

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201

Approval Date: 11/18/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (214) 765-1100 International Tele #:

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ALL MEMBERSHIPS

Tele #: (212) 526-7000 International Tele #:

BMO CAPITAL MARKETS CORP.

3 Times Square, 27th Floor
New York NY 10036

Approval Date: 10/10/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 885-4000 International Tele #:

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019

Approval Date: 4/21/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 841-2000 International Tele #:

BOFA SECURITIES, INC.

One Bryant Park
222 Broadway
New York NY 10038

Approval Date: 11/1/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (646) 743-2734 International Tele #:

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

Tele #: (312) 395-2100 International Tele #:

CITI ORDER ROUTING AND EXECUTION, LLC

11 Ewall Street, Ste. 103
Mt. Pleasant SC 29464
Tele #: (843) 789-2080 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700
San Francisco CA 94104
Tele #: (415) 293-3956 International Tele #:

Approval Date: 11/2/2015
MIAX Options Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago IL 60606
Tele #: (847) 550-1730 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DEUTSCHE BANK SECURITIES INC.

60 Wall Street
New York NY 10005
Tele #: (212) 250-2500 International Tele #:

Approval Date: 1/25/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-3231 International Tele #:

Approval Date: 8/31/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000 International Tele #:

Approval Date: 1/15/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

GROUP ONE TRADING LP

440 South La Salle, Ste. 3232
Chicago IL 60605
Tele #: (312) 347-8864 International Tele #:

Approval Date: 10/20/2014
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York NY 10007

Approval Date: 3/29/2017
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (212) 293-1444 International Tele #:

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago IL 60606

Approval Date: 8/26/2014
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES

Tele #: (312) 244-3300 International Tele #:

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019

Approval Date: 3/27/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 310-9500 International Tele #:

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (203) 618-5710 International Tele #:

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (201) 595-8471 International Tele #:

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York NY 10281

Approval Date: 4/2/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (646) 759-6000 International Tele #:

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York NY 10281

Approval Date: 4/2/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (646) 759-6000 International Tele #:

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022

Approval Date: 9/15/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 284-2300 International Tele #:

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300
Chicago IL 60603

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 334-8000 International Tele #:

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036

Tele #: (646) 743-1295 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

222 Broadway
NY3-222-12-05
New York NY 10038

Tele #: (212) 449-1000 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036

Tele #: (212) 761-4000 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ALL MEMBERSHIPS

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601

Tele #: (312) 821-9500 International Tele #:

Approval Date: 1/27/2015
MIAX Options Membership Activities:
REGULAR MARKET MAKER

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago IL 60604

Tele #: (312) 444-8700 International Tele #:

Approval Date: 7/22/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399

Tele #: (201) 413-2000 International Tele #:

Approval Date: 3/12/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604

Tele #: (312) 360-2440 International Tele #:

Approval Date: 9/20/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 201
Bala Cynwyd PA 19004

Tele #: (610) 617-2600 International Tele #:

Approval Date: 11/23/2016
MIAX Options Membership Activities:
REGULAR MARKET MAKER

SUSQUEHANNA SECURITIES

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004

Tele #: (610) 617-2600 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER

TWO SIGMA SECURITIES, LLC

101 Avenue of the Americas - 19th Fl.
New York NY 10013

Approval Date: 9/12/2017
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

Tele #: (212) 625-5700 International Tele #:

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (203) 719-3000 International Tele #:

VOLANT EXECUTION, LLC

233 S. Wacker Drive, Ste. 4040
Chicago IL 60606

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 692-5000 International Tele #:

VOLANT LIQUIDITY, LLC

250 Vesey Street, Ste. 2601
New York NY 10281

Approval Date: 5/31/2013
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

Tele #: (646) 484-3000 International Tele #:

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth MN 55447

Approval Date: 5/13/2015
MIAX Options Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW

Tele #: (952) 345-6611 International Tele #:

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: Business Conduct
Los Angeles CA 90017

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (213) 688-8090 International Tele #:

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202

Approval Date: 4/11/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (704) 715-6133 International Tele #:

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 884-4000 International Tele #:

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER

Tele #: (312) 884-3490 International Tele #:

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900
Chicago IL 60605
Tele #: (312) 235-0320 International Tele #:

Approval Date: 11/28/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Total Firms 45

3563